Grand Banks
Energy Corporation

05010402

July 21, 2005

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RECEIVED
2005 JUL 25 A 9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the listed documents attached.

We trust everything is in order, however if you require further information please contact the writer at (403) 262-8666 extension #103.

Yours truly,

GRAND BANKS ENERGY CORPORATION

Shawn McDonald
Corporate Secretary

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

SM/ss
Enclosures

SCHEDULE A

DOCUMENT

1. Financial Statement Request Form for Annual General Meeting of Shareholders to be Held on June 6, 2005
2. Notice of Annual General Meeting of Shareholders to be Held on June 6, 2005
3. Instrument of Proxy for the Annual General Meeting of Shareholder to be Held on June 6, 2005
4. Information Circular for Annual General Meeting of Shareholders to be Held on June 6, 2005
5. Confirmation of Mailing for Annual General Meeting of Shareholders to be Held on June 6, 2005
6. Amended Notice of Annual General Meeting of Shareholders to be Held on June 6, 2005
7. Press Release dated May 18, 2005
8. Information Circular for Annual General Meeting of Shareholders to be Held on June 6, 2005
9. Management Discussion and Analysis for the Period ending March 31, 2005
10. Interim Financial Statements for the the Period Ended March 31, 2005
11. Form 52-109FT2 – Certification of Interim Filings for Period Ended March 31, 2005

12 Form 52-109FT2 – Certification of Interim Filings for the Period Ended March 31, 2005

13 Press Release dated May 31, 2005

14. Press Release dated May 31, 2005

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES NEW LOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Calgary, Alberta – May 18, 2005 Grand Banks Energy Corporation (the "Corporation") advises that the upcoming Annual General Meeting of the Shareholders, scheduled for Monday, June 6, 2005 at 10:00 a.m. Calgary time has been moved to a new venue. The meeting will be held at The Metropolitan Conference Centre in the Royal Room on the second level at 333 – 4 Avenue S.W., Calgary, Alberta. The date and time will remain the same.

The Corporation is also pleased to announce its participation in the 17th Annual CAPP Oil & Gas Investment Symposium being held June 13 to 15th, 2005 at the Hyatt Regency Calgary, 700 Centre Street South, Calgary. Beginning Monday, June 13, 2005, a link from our website will be available to view a web-cast of the corporate presentation given at the Symposium.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
www.grandbanksenergy.com

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Q1 Production Increases 311%

Calgary, Alberta – May 31, 2005 Grand Banks Energy Corporation (the 'Company') is pleased to announce its financial and operating results for the three months ended March 31, 2005.

First quarter highlights:

- Increased Q1 average sales volumes to 473 barrels of oil equivalent per day.
- Closed a private placement of flow through shares for total gross proceeds of $5,850,000.
- Achieved exit volume in excess of 1,000 boe/d.

	Three months ended March 31		
	2005	2004	% Change
Average Sales Volumes:			
Natural gas – mcf/day	2,224	270	724
Crude oil & liquids – bbls/day	98	60	63
Sales volumes – boe/day	473	115	311
Financial Results ($000's)			
Gross revenues	$ 1,921,412	$ 477,401	302
Income (loss) before taxes	$ (281,873)	$ (180,269)	56
Cash flow from operations	$ 855,663	$ 27,319	3,032
Capital expenditures	$ 6,672,997	$ 816,344	

	March 31, 2005	December 31, 2004
Working capital	$ 3,804,858	$ 3,801,655
Total assets	$ 30,933,607	$ 24,646,695

Grand Banks Energy Corporation has undergone very significant growth in production volumes in Q1, 2005. Successful drilling has increased corporate production to a Q1 exit rate in excess of 1,000 boe/d. The Company also expects the tie-in, by the end of Q3, of 2 gas wells at Kakwa and an oil well at Wood River that are expected to add net production of about 230 boe/d. These tie-ins will help to offset expected declines from a high deliverability Company gas well that is in a competitive drainage situation. Budgeted drilling activity for the remainder of 2005 is expected to maintain or exceed production levels in the 800 to 1,000 boe/d range, with upside to that range dependent on exploration success.

Grand Banks Board of Directors has approved a capital budget under which the Company is projected to spend, between now and the end of 2005, approximately $15.0 million upon a number of projects, including the drilling of up to 26 wells (18.5 net). The first well in the program has recently commenced drilling offsetting our 2004 multi-zone discovery on the Peace River Arch.

A number of the other wells in the program are slated to spud during the summer, including five deep high-impact gas exploration wells; three in the Peace River Arch, one in West Central Alberta, and one in Northeast British Columbia. The aforementioned projection does not include the Harley well, a deep Leduc test to be drilled near Hinton, Alberta, in which Grand Banks holds a 16.67% working interest and which is expected to spud around the end of August. This exploration well alone, if successful, has the potential, based upon the production from analogous wells, to add over 500 boe/d of net sales volumes to Grand Banks Energy Corporation. Also, production from the Harley well is not included in our production forecasts for 2005.

Grand Banks has continued to acquire land in Saskatchewan and Manitoba that is prospective for light oil production from the Bakken formation at shallow drilling depths of 1,050 meters. Grand Banks now owns about 15,000 net acres of land in this region, and has recently completed a seismic program that has been used to confirm drilling locations for a five well program that is expected to commence in June 2005. Grand Banks' interest in these wells will be 100%. After reviewing the results of these wells, the Company will commence the drilling of up to 10 additional wells targeting crude oil from the Bakken formation in September or October. The acreage position that Grand Banks has accumulated on this play has the potential to support the drilling of over 50 development wells, dependent upon the results from the initial programs and exploratory step-out wells. The play is especially attractive because of year round accessibility, relatively shallow drilling depths, the high quality of the crude oil, royalty holidays and low operating costs.

For a copy of Grand bank's first quarter financial statements and management discussion and analysis please visit www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

File No. 82-34896

RECEIVED

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Amended News Release Re: Grand Banks Q1 Results

Calgary, Alberta – May 31, 2005 The news release issued earlier today contained references to financial results being in the thousands which were not. Accordingly, today's previous news release is replaced in it's entirety with the following:

Grand Banks Energy Corporation (the 'Company') is pleased to announce its financial and operating results for the three months ended March 31, 2005.

First quarter highlights:

- Increased Q1 average sales volumes to 473 barrels of oil equivalent per day.
- Closed a private placement of flow through shares for total gross proceeds of $5,850,000.
- Achieved exit volume in excess of 1,000 boe/d.

	Three months ended March 31		
	2005	2004	% Change
Average Sales Volumes:			
Natural gas – mcf/day	2,224	270	724
Crude oil & liquids – bbls/day	98	60	63
Sales volumes – boe/day	473	115	311
Financial Results ($000's)			
Gross revenues	$ 1,921	$ 477	303
Income (loss) before taxes	$ (282)	$ (180)	57
Cash flow from operations	$ 856	$ 27	3,070
Capital expenditures	$ 6,673	$ 816	718

	March 31, 2005	December 31, 2004
Working capital	$ 3,805	$ 3,802
Total assets	$ 30,934	$ 24,647

Grand Banks Energy Corporation has undergone very significant growth in production volumes in Q1, 2005. Successful drilling has increased corporate production to a Q1 exit rate in excess of 1,000 boe/d. The Company also expects the tie-in, by the end of Q3, of 2 gas wells at Kakwa and an oil well at Wood River that are expected to add net production of about 230 boe/d. These tie-ins will help to offset expected declines from a high deliverability Company gas well that is in a competitive drainage situation. Budgeted drilling activity for the remainder of 2005 is expected to maintain or exceed production levels in the 800 to 1,000 boe/d range, with upside to that range dependent on exploration success.

Grand Banks Board of Directors has approved a capital budget under which the Company is projected to spend, between now and the end of 2005, approximately $15.0 million upon a number of projects, including the drilling of up to 26 wells (18.5 net). The first well in the program has recently commenced drilling offsetting our 2004 multi-zone discovery on the Peace River Arch.

A number of the other wells in the program are slated to spud during the summer, including five deep high-impact gas exploration wells; three in the Peace River Arch, one in West Central Alberta, and one in Northeast British Columbia. The aforementioned projection does not include the Harley well, a deep Leduc test to be drilled near Hinton, Alberta, in which Grand Banks holds a 16.67% working interest and which is expected to spud around the end of August. This exploration well alone, if successful, has the potential, based upon the production from analogous wells, to add over 500 boe/d of net sales volumes to Grand Banks Energy Corporation. Also, production from the Harley well is not included in our production forecasts for 2005.

Grand Banks has continued to acquire land in Saskatchewan and Manitoba that is prospective for light oil production from the Bakken formation at shallow drilling depths of 1,050 meters. Grand Banks now owns about 15,000 net acres of land in this region, and has recently completed a seismic program that has been used to confirm drilling locations for a five well program that is expected to commence in June 2005. Grand Banks' interest in these wells will be 100%. After reviewing the results of these wells, the Company will commence the drilling of up to 10 additional wells targeting crude oil from the Bakken formation in September or October. The acreage position that Grand Banks has accumulated on this play has the potential to support the drilling of over 50 development wells, dependent upon the results from the initial programs and exploratory step-out wells. The play is especially attractive because of year round accessibility, relatively shallow drilling depths, the high quality of the crude oil, royalty holidays and low operating costs.

For a copy of Grand bank's first quarter financial statements and management discussion and analysis please visit www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:	Grand Banks Energy Corporation 1600, 444 – 5th Avenue S.W. Calgary, Alberta T2P 2T8 Phone: (403) 262-8666 Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

Grand Banks Energy Corporation
(the "Corporation")

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Grand Banks Energy Corporation
1600 - 444 - 5 Avenue SW
Calgary, Alberta, T2P 2T8

☐ I would like to receive financial statements by regular mail.

☐ I consent to receive financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Grand Banks Energy Corporation.

____

Signature of Shareholder

Dated ____________________, 2005

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Grand Banks Energy Corporation. ("the Corporation") will be held at the Petroleum Club, in the Viking Room, at 319 - 5th Avenue S.W., Calgary, Alberta on Monday June 6, 2005 at 10:00 am (Calgary time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. to receive the financial statements for the year ended December 31, 2004 and the auditors' report thereon;

2. to elect directors;

3. to appoint an auditor and to authorize the directors to fix the remuneration to be paid;

4. to approve a stock option plan;

5. to transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours up to June 6, 2005 being the date of the Meeting and at the Meeting.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on April 25, 2005 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote in their stead. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1.

Dated at the City of Calgary, in the Province of Alberta this 3rd day of May, 2005.

By Order of the Board

(signed) "E. C. (Ted) McFeely"
E. C. (Ted) McFeely, Chairman

INSTRUMENT OF PROXY

For the Annual General Meeting of the Shareholders of GRAND BANKS ENERGY CORPORATION

To be held on June 6, 2005

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned, being a shareholder of Grand Banks Energy Corporation, (the "Corporation") hereby appoints (with full power of appointment and substitution), E.C. (Ted) McFeely, President, or failing him, Shawn D. McDonald, Corporate Secretary, or in place or stead of the foregoing,______________________________ ______________________________ as Proxy of the undersigned to attend the Annual General Meeting of shareholders of the Corporation to be held at the Viking Room, Petroleum Club, 319 - 5 Ave SW., Calgary, Alberta on Monday, June 6, 2005 at 10:00 am (local time) and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy heretofore given to attend and vote at the said Annual General Meeting. Without limiting the general power hereby conferred, the person above named is directed to vote as follows:

1. VOTE FOR ___ or WITHHOLD ___ electing as directors the nominees of management named in the information circular dated May 3, 2005 (the "Information Circular"): **(if no selection is made, to vote FOR the nominees of management)**

2. VOTE FOR ___ or WITHHOLD ___ appointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation: **(if no selection is made, to vote FOR the appointment of BDO Dunwoody as auditor):**

3. VOTE FOR ___ or TO VOTE AGAINST ___ approving a rolling stock option plan authorizing the grant of options for common shares to a maximum of 10%; **(if no selection is made, to vote FOR the Option Plan):**

4. **At the discretion of the said Proxyholder, to vote upon any amendments or variation of the above matter or any other matter that may be properly before the said Annual General Meeting or any adjournment thereof.**

This Proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution.

The persons named in this Proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person, who need not be as shareholder, to attend and to act for him on his behalf at the Annual General Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Dated this ____ day of ____________, 2005.

____

Signature of Shareholder

____

Shareholder's Name (Please Print)

Notes:

1. In the event that the date is not completed, this Proxy will be deemed to be dated upon the day that it is mailed by the Corporation.

2. This Proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to the attention of the Global Corporate Compliance Inc., 310, 441 – 5th Avenue S.W., Calgary, Alberta T2P 2V1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the Meeting or any adjournment thereof.

3. In addition to any revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the security holder or his attorney duly authorized in writing or, if the security holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8, at any time up to and including 4:30 p.m. on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman at the Meeting on the day of the Meeting, or any adjournment thereof and upon such deposit, the proxy is revoked.

4. The signature on this Form of Proxy should be exactly the same as the name in which the shares are registered. If the appointer is a corporation, the Form of Proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees etc. should so indicate.

President's Message

2004 has been a milestone year for Grand Banks Energy Corporation. We have put in place all of the fundamentals required to facilitate growth and have significantly increased our production, reserves and land base. The following points summarize the progress made over the last year:

- Production: Using a boe equivalency of 1 barrel of oil equals 6 Mcf of gas, petroleum and natural gas production averaged 152 boe/d in 2004, an increase of 79% over the 2003 average of 85 boe/d. The exit rate for 2004 was in excess of 300 boe/d. The exit rate for the first quarter of 2005 is over 1,000 boe/d. All of the increases in production have come about from drilling as opposed to acquisitions.

- Financial Resources: Grand Banks raised significant funds through financing activities during 2004. In February and March, the Corporation raised \$2.88 million through the sale of units priced at \$0.95, with each unit consisting of 1 common share and one half of a share purchase warrant. (Each full warrant is exercisable at \$1.25 on or before August 27, 2005). Additionally, a flow-through share financing that was completed in November 2004 consisting of 4.5 million shares priced at \$1.45 per share raised \$6.525 million. Grand Banks exited 2004 with working capital of \$3.6 million and no debt. An additional flow-through financing in February 2005 priced at \$1.95 per share raised an additional \$5.85 million. These funds were raised to finance exploration and development, including the Corporation's participation in an expanded high impact deep gas exploration program. With the proceeds of these financings, as well as anticipated cash flow, funds from the exercise of outstanding warrants, and expanded bank lines, Grand Banks expects to spend over \$20 million on capital programs in 2005.

- Corporate Development: In 2004, Grand Banks made significant changes to its board of directors and management. The Corporation has assembled a five person board consisting of experienced and successful oil and gas executives with expertise in the disciplines of finance, land, engineering, and geology. The Corporation has also put in place a well qualified team of motivated and invested professionals to manage its operations and growth.

- Land: Grand Banks has assembled an undeveloped land position in excess of 15,000 net acres. A significant portion of this land consists of 100% interest lands located in the Williston Basin, where Grand Banks has made an initial discovery of light sweet crude oil from the Mississippian Bakken formation. Seismic is currently being shot to help define the potential of the play on Company lands. A three stage exploration and development program that will involve the drilling of as many as 35 wells over the next year has been formulated.

Business Plan:

The primary objective of Grand Banks Energy Corporation is to create growth and value on a per-share basis through drilling, development and acquisition of oil and gas properties.

Grand Banks possesses significant tax pools, totaling over $37 million at the end of 2004. These pools can be used to offset corporate income taxes. Grand Banks has utilized flow-through shares to finance the majority of its activities in 2004. This form of financing has been well suited to the Corporation because the tax write-offs remitted to investors can be offset by our existing tax pools. However, funds raised through the issuance of flow-through shares have to be primarily spent upon exploratory projects including seismic acquisition and the drilling of exploration wells. Exploration projects generally carry much higher risk than development projects and the key challenge in a capital program that is exploration weighted is to end up with meaningful reserves that can be brought on production in a timely fashion.

To manage exploration risk, the Corporation has relied upon the expertise of its management team, its exposure to good quality prospects through key industry contacts, and the extensive use of 3D seismic data. Grand Banks has targeted wells that have relatively high upside in terms of either significant deliverability of oil and gas, or the potential to set up a larger development drilling program. The objective of Grand Banks is to increase the proportion of capital that it directs towards development projects over time by using the cash flow and increased bank lending ability from successful exploration wells to fund land acquisitions and development drilling. In cases where successful exploratory wells do not have development potential, these wells may be used for strategic swaps or sales to help acquire assets in areas where the Corporation sees better growth potential.

In 2005, Grand Banks will continue with this strategy. The Corporation has entered into a number of joint ventures, for the drilling of approximately 7 deep gas exploration targets by the end of Q1, 2006. Grand Banks working interest in these prospects will range from 15 to 20%. The unrisked gross productivity potential of drilling targets such as these ranges from 10 MMcf/d to 30 MMcf/d of raw gas per well. These prospects, in addition to utilizing the flow-through funds, expose the Corporation to very significant increases in production. The deepest of these wells is a 5,000 meter test at Harley in West Central Alberta that targets Devonian sour gas. Based upon analogous wells, this prospect has the potential, if successful, to add in excess of 500 net boe/d sales to Grand Banks 16.67% working interest in the well.

These higher risk deep gas exploratory wells will be balanced by Grand Banks activities involving light crude oil. The Corporation will follow up on successful oil wells that have been drilled in the Williston Basin and central Alberta with additional exploration and development. As mentioned, Grand Banks, subject to encouraging results from its seismic and exploratory step-outs, expects to drill as many as 35 wells targeting light oil within the next year.

Grand Banks Energy Corporation is also actively seeking additional land and joint ventures to complement its exploration and development activities. We value our relationships with key industry partners, and seek deals where we can use our expertise and capital to help manage risk and enhance profitability.

Grand Banks Energy Corporation continues to make the appreciation of the value of each common share of the Corporation its major objective. The Corporation has now broken through the key 1,000 boe/d production level at which growth in share value can be significantly accelerated and leveraged through the utilization of cash flow and bank lines. Additionally, these funding sources will enable the Corporation to earmark a much higher percentage of its capital budget to development rather than exploration projects, resulting in lower risk and volatility. The Corporation is grateful for the continuing support and investment of our shareholders, and the hard work and dedication of our staff. We expect 2005 to be a very active and exciting year.

On behalf of the Board of Directors,

Signed "Edward C. McFeely"
Edward C. McFeely
President and C.E.O.
May 3, 2005

GRAND BANKS ENERGY CORPORATION

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF GRAND BANKS ENERGY CORPORATION (the "Corporation") for use at the Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held on June 6, 2004 at 10:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting, in the event that you are unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy and return the same to Global Corporate Compliance, 310, 441 - 5 Ave S.W., Calgary, Alberta T2P 2V1.

Date

Information contained herein is given as of May 3, 2005 unless otherwise specifically stated.

GENERAL

Solicitation of Proxies

The proxy solicitation is made on behalf of the management of the Corporation, the individuals named in the accompanying form of proxy are directors or officers of the Corporation. The solicitation of proxies is intended to be primarily by mail, but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost associated with the solicitation will be borne by the Corporation.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at 1600, 444 – 5 Avenue S.W., Calgary, Alberta, T2P 2T8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Proxy Instructions

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION OR COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the agent, Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and if the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATON CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Interest of Certain Persons and Companies in Matters to be Acted on Upon

No director or officer or associate thereof has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding shares consist of 26,562,450 common shares ("Common Shares"). Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number do not hold Common Shares in their own name as Registered Shareholders. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are held in an account through a shareholder's broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation.

Such Common Shares will more likely be registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can generally only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP will mail a Voting Information Form ("VIF") to the Beneficial Shareholders and request the shareholder to complete and return the VIF to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP cannot use that VIF to vote Common Shares directly at the Meeting as the VIF must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed VIF as directed by ADP well in advance of the Meeting.**

The Corporation has set the close of business on April 25, 2005 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting except to the extent that the holder has transferred its Common Shares after that date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than 10 days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

Principal Holders of Securities

To the knowledge of the directors and officers of the Corporation, as of May 3, 2005, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than:

Name of Holder	Number of Common Shares	% of Outstanding Common Shares
Edward C. McFeely Calgary, Alberta	3,948,200[1]	14.9%

[1]Includes Common Shares owned indirectly..

BUSINESS OF THE MEETING

Receipt of Financial Statements and Auditor's Report

The audited financial statements for the financial year ended December 31, 2004 of the Corporation have been forwarded to Shareholders and are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the *Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2004 financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditor

Shareholders will be asked to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants of Calgary, Alberta as auditors until the close of the next annual meeting, at remuneration to be fixed by the Board of Directors. BDO Dunwoody LLP have been the auditor for the Corporation since June 20, 2002. During the last two financial years, BDO Dunwoody LLP received the following fees from the Corporation

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$19,000	$2,050	$4,377	Nil
December 31, 2003	$15,400	$3,645	$755	Nil

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the appointment of BDO Dunwoody LLP as auditors of the Corporation.**

Election of Directors

The Board of Directors ("Board") may consist of a minimum of three and a maximum of seven directors. There are currently five directors and management proposes to maintain the number of directors at five.

The following table sets forth all of the persons proposed by management to be nominated for election as directors, together with all positions and offices with the Corporation now held by them, their principal occupations for the previous five years, the periods during which they have served as directors of the Corporation, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name, Position with the Corporation	Present Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation [4]	
Edward C. McFeely [1][2] Chairman, President and Chief Executive Officer Calgary, Alberta, Canada	Chairman, President and Chief Executive Officer of the Corporation	June, 2001	3,948,200	Common Shares
Thomas S. Bamford[1][3][6] Director Calgary, Alberta, Canada	Independent Businessman since 1995.	August 24, 2004	235,000	Common Shares
Brian H. Gore[2] Director Calgary, Alberta, Canada	Independent Businessman since 2003. . Chairman & C.E.O. Pivotal Energy Ltd. 2002 to 2003. President, C.E.O., & Chairman Cigar Oil & Gas Ltd. 1998 to 2002	January 29,2004	250,000 125,000	Common Shares Warrants
Kenneth H. Hayes [1][2][3] Director Calgary, Alberta, Canada	CEO, Wilderness Energy Corp. since 2001. President and CEO Cometra Energy (Canada) Limited and Canrock Pipelines Ltd. 1989 to 2001	January 29, 2004	141,200 125,000	Common Shares Warrants
W.J. (Bill) McNaughton[3] Director Calgary, Alberta, Canada	Independent Businessman since 1999.	May 10, 2004	15,000	Common Shares

(1) Member of the Reserves Committee, Thomas Bamford is Chairman
(2) Member of the Compensation Committee, Brian Gore is Chairman
(3) Member of Audit Committee, W.J. McNaughton is Chairman
(4) The information as to the number of Common Shares beneficially owned and controlled has been furnished by the directors.
(5) The Corporation does not have an Executive Committee.
(6) In 1977, Mr. Bamford joined the board as a director of Ablevest Holdings Ltd. ("Ablevest"). Ablevest had been suspended from trading since September 16, 1996. During the course of it's suspension, Ablevest was advised by the Alberta Stock Exchange ("ASE") that a reactivation plan would have to be implemented and its minimum listing requirements achieved or Ablevest would be delisted. As part of this reactivation plan a series of asset sales and financing transactions were attempted during 1997 and 1998. Some of these transactions were completed but others were not. By March 1998, it became apparent that new financing alternatives to finalize a reactivation plan would not be forthcoming given the overall downturn in the oil and gas industry that had commenced in December 1997. In light of these circumstances, Ablevest entered into an amalgamation agreement with Temba Resources Ltd., which, subsequent to shareholder approval of both corporations, resulted in an amalgamated publicly traded corporation under the name "Westlinks Resources Ltd." in June 1998. Westlinks Resources Ltd. went on to become Enterra Energy Corp.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the nominees for directors as set out above. Each director elected will hold office until the close of the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Approval of Stock Option Plan

The Corporation currently has an incentive stock option plan that allows the Board to grant options on a rolling basis to a maximum of 10% of the issued Common Shares at the time of the stock option grant. Under this plan, at May 3, 2005, options for 2,656,245 Common Shares may be granted by the Board. Currently, there are options granted for 1,730,000 Common Shares which will remain outstanding according to their terms. There remain 926,245 Common Shares eligible for stock options under the Option Plan.

At the meeting the Shareholders will be asked to approve an incentive stock option plan (the "Option Plan") which authorizes the Board to issue options to directors, officers, employees and consultants who are in a position to contribute to the future success and growth of the Corporation. The Option Plan was reviewed and approved by the Compensation Committee and the Board of Directors on May 3, 2005 in order to provide an Option Plan in line with stock option plans used by other similar corporations in Canada. **The intent of the Option Plan is to allow the Board to grant options on a rolling basis to a maximum of 10% of the issued shares of the Corporation at the time of the stock option grant, with vesting provisions, as provided for in Schedule B.** The TSX Venture Exchange requires shareholders to approve the proposed Option Plan, yearly.

The proposed Option Plan will allow directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time to time to be granted under the Option Plan. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of (i) the expiry date of the options which shall not exceed 10 years; (ii) 6 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, retirement, or in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors; (iii) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause; and (iv) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation for any other reason. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed. A copy of the full text of the proposed Option Plan has been attached as Schedule "B".

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the approval of the Option Plan.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the Presidents and Chief Executive Officers and the Corporate Secretary in 2004. There were no other Named Executive Officers serving at December 31, 2004. Compensation is shown, where applicable, for services rendered during the financial year ended December 31, 2004.

		Annual Compensation			Long-Term Compensation Awards	
NEO Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)[9]**
Edward C. McFeely	2004	60,000	10,000	Nil	290,000	Nil
Chairman, President & C.E.O. [1]	2003	Nil	Nil	240,000[5]	60,000	Nil
	2002	Nil	Nil	95,000	140,000 [7]	Nil
Shawn D. McDonald, Corporate	2004	66,667	10,000	42,175	90,000	Nil
Secretary [2]	2003	Nil	Nil	176,888[6]	60,000	Nil
	2002	Nil	Nil	58,511	100,000 [8]	Nil
Randell Pardy	2004	12,227	Nil	Nil	60,000	120,000[4]
President [3]	2003	85,000	Nil	Nil	150,000	Nil
	2002	Nil	Nil	Nil	Nil	Nil

(1) E.C. (Ted) McFeely became the Senior Vice President Oil & Gas on June 26, 2001 and replaced Hiro Ogata as President on May 6, 2002. Mr. McFeely was replaced by Randell Pardy as President on April 7, 2003, replaced Peter Sekera as Chairman on August 11, 2003 and replaced Mr. Pardy as President and Chief Executive Officer on January 23, 2004.

(2) Shawn McDonald became the Corporate Secretary June 24, 2002.

(3) Randell Pardy became President on April 7, 2003 and was replaced by Mr. McFeely on January 23, 2004.

(4) Represents a severance payment.

(5) Mr. McFeely received monthly compensation of $5,000 from January 1, 2002 to March 31, 2002 for a total of $15,000. Effective April 1, 2002 the Corporation entered into a Consulting Agreement with a private corporation for which, Mr. McFeely is both the President and a significant shareholder. This agreement required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the offices of President and Chief Executive Officer. These duties include, but are not limited to, guiding the Corporation from an executive level. Mr. McFeely received $80,000 in 2002 and $120,000 in January 2003 pursuant to the terms of this agreement. In April 2003, Mr. McFeely was paid an additional $120,000 upon his resignation as President, pursuant to the terms of this agreement. Mr. McFeely subsequently agreed to work on a full time basis as a consultant and director, then chairman, and finally as President and Chief Executive Officer of the Corporation until July 1, 2004 without any additional cash compensation. 2004 compensation represents compensation earned from July 1, 2004.

(6) Effective July 1, 2002, the Corporation entered into a Consulting Agreement with Shawn D. McDonald. This contract required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the office of Corporate Secretary. These duties include, but are not limited to, guiding the Corporation from an executive level. Pursuant to the terms of this agreement, $58,511 was paid in 2002 and $92,888 was paid in 2003 to a private corporation controlled by Shawn McDonald. These amounts were based upon a rate of $70.00 per hour plus professional association membership and related fees. In April 2003, an additional $84,000 was paid on a change of management.

(7) E.C. (Ted) McFeely exercised options for 100,000 Common Shares (on a post consolidation basis) in January, 2003, the aggregate net value of this transaction was $nil. In May 2003, Options for 60,000 Common Shares were granted to Mr. McFeely with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

(8) Shawn McDonald exercised Options for 100,000 Common Shares (on a post consolidation basis) in April, 2003, the aggregate value of which was $nil. In May, 2003, Mr. McDonald was granted Options for 60,000 Common Shares with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

(9) Where no amount is stated in the column headed "Other Annual Compensation", the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto is identified.

Other than the stock option plan (the "Option Plan") the Corporation has no other long term incentive, benefit or actuarial plans in place. The Corporation also does not currently have a stock appreciation rights plan for its employees.

Stock Options Granted and Exercised

The following table sets forth information concerning options granted to the Named Executive Officers during the financial year ended December 31, 2004.

Option Grants During 2004

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Edward C. McFeely	96,666	9.9%	1.05	Nil	August 24, 2011
	80,000(1)	8.2%	1.05	Nil	January 29, 2011
	96,666	9.9%	1.05	Nil	August 24, 2010
	80,000(1)	8.2%	1.05	Nil	January 29, 2010
	96,668	9.9%	1.05	Nil	August 24, 2009
	80,000(1)	8.2%	1.05	Nil	January 29, 2009
Shawn D. McDonald	16,666	1.7%	1.05	Nil	August 24, 2011
	13,333	1.4%	1.05	Nil	January 29, 2011
	16,666	1.7%	1.05	Nil	August 24, 2010
	13,333	1.4%	1.05	Nil	January 29, 2010
	16,668	1.7%	1.05	Nil	August 24, 2009
	13,334	1.4%	1.05	Nil	January 29, 2009

(1) *240,000 options were granted to Mr. McFeely and cancelled during the year..*

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Values

The following table sets forth information concerning the numbers and accrued values of unexercised options as at December 31, 2004. No options were exercised by the Named Executive Officers during the year ended December 31, 2004.

NEO Name	Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($) (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Edward C. McFeely	116,668	233,332	29,000	58,000
Shawn D. McDonald	50,002	99,998	13,000	26,000

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the Common Shares December 31, 2004 of $1.29, as reported by the TSX Venture Exchange, and multiplying the number of Common Shares that may be acquired upon the exercise of the options.

Executive Employment Contracts and Change in Control Arrangements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation. Pursuant to the terms of each employment agreement, each individual is entitled to: (i) an annual base salary, (ii) receive or participate in all employee group benefit plans, (iii) receive a parking stall and (iv) the granting from time to time of stock options. In the event of termination of employment by the Corporation without just cause, each Named Executive Officer is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination.

In addition, in the event of a change of control of the Corporation, each Named Executive Officer shall be entitled to an immediate payment of a sum of money equal to the amount of the executive's then current annualized base salary, plus all unvested stock options shall become fully vested and be immediately exercisable.

In January 2004, Mr. Randell Pardy received an amount equal to his current annualized base salary upon his resignation.

Compensation of Directors

Messrs. McFeely, McDonald and Pardy were the only directors that were also officers of the Corporation during 2004 and they received no compensation in their capacity as directors. Each non-employee director received a fee of one thousand dollars ($1,000) per month for each month they were a director in 2004 and were also eligible to be granted options. The following table sets out the cash compensation and stock option grants to the non-employee directors of the Corporation:

Director	Cash Compensation	Options	Exercise Price
Thomas S. Bamford	4,000	200,000	$1.05
Kenneth H. Hayes	11,000	200,000	$1.05
Brian H. Gore	11,000	200,000	$1.05
W.J. (Bill) McNaughton	7,750	200,000	$1.05

Securities Authorized for Issuance Under Equity Compensation Plans

Under the Option Plan, the Board may from time to time designate directors, officers, employees of, or providers of services to the Corporation to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each. The Option Plan the securityholders are being asked to approve does not change the information set out below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,730,000	$1.053	926,245
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,730,000	$1.053	926,245

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness

No officer, director, employee or consultant of the Corporation is indebted to the at May 3, 2005, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loans outstanding to two employees and one consultant.

AGGREGATED INDEBTEDNESS AS AT MAY 3, 2005

Purpose	To the Company	To Another Entity
Share Purchase Loan	$142,500	Nil

The three loans described above totaling $142,500 have been amended to increase the term by one year to seven years, bear interest payable at the Corporation's borrowing rate require interest only payments for an additional year, and remain limited recourse to the shares of the Corporation held as security.

Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

No director, officer or any associate of any director or officer of the Corporation was at any time during the year ended December 31, 2004 indebted to the Corporation, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loan which has been fully repaid.

Name and Principal Position of Borrower	Date of Loan	Largest Aggregate Amount OutstandingDuring 2004	Amount Outstanding as at December 31, 2004 and May 3, 2005	Securities Purchased with Loan Proceeds	Number of Common Shares of the Corporation Pledged as Security for the Loan
Shawn D. McDonald Corporate Secretary	Feb. 27, 2004	$71,250	$71,250/$nil	75,000 Common Shares 37,500 Warrants	112,500 Common Shares

Management Contracts

At May 3, 2005, the Corporation had a consulting contract with Keith Wilford, who is performing the functions associated with his office of Vice-President Operations for the Corporation, through HiTorque Resources Ltd. at a rate of $550 per day plus related expenses. During the year ended 2004, HiTorque Resources Ltd. was paid $21,550 and an additional sum of $32,400 since January 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, director, officer or insider of the Corporation or member of management had an interest in any material transaction with the Corporation during the period ended December 31, 2004 or in any proposed transaction which has materially affected or which could materially affect the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Special Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Corporation's general approach to corporate governance, summarized below, is appropriate and in the circumstances substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Corporation's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in the attached Schedule "A".

Board of Directors

Structure and Composition

The Board is currently composed of five directors, four of which are not members of management. All of the proposed nominees, are current directors of the Corporation.

The Exchange Guidelines suggest that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In addition, where a corporation has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the corporation or the significant shareholder. Four of the proposed nominees are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines. Mr. Ted McFeely, President and Chief Executive Officer is an "inside" or management director and accordingly is considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act* (Alberta), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board oversees the management of the Corporation's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosures issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources.

Meetings of the Board

The Board meets, as circumstances require, to review, among other things, the performance of the Corporation. The Board met and passed resolutions in writing 17 times during 2004 and intends on meeting on a regular basis to review and assess continued progress.

Committee Responsibilities and Activities

Given the size and nature of the Corporation, most matters are dealt with by the complete Board, with the exception of the Audit Committee. Committees are established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented. A summary of the responsibilities and activities and the membership of each of the Audit, Reserves and Compensation Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the full Board and release to the public. Currently, the members of the Audit Committee includes W.J. McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes. The Audit Committee has adopted a prior approval policy for the engagement of non-audit services with the Auditors.

Reserves Committee

The Reserves Committee has responsibility for carrying out an independent review of the annual reserve data of the Corporation, including the appointment of the Corporation's independent engineers. This Committee meets at least quarterly. The Reserves Committee monitors the process management uses to provide the independent evaluators with the Corporation's well production data, the principal risks associated with the evaluation of the Corporation's petroleum and natural gas reserves and reviews the assumptions used and information provided to the independent engineering consultants. Currently, the members of the Reserves Committee includes Thomas S Bamford (Chair), Kenneth H. Hayes and Edward C. McFeely.

Compensation Committee

The Compensation Committee is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the senior officers; recommending to the Board the compensation of the senior officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. This Committee meets at least once annually. Currently, the members of the Compensation Committee includes Brian H. Gore (Chair), Kenneth H. Hayes and Edward C. McFeely.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors, but does not yet formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

SCHEDULE "A" to the Information Circular
Of Grand Banks Energy Corporation
TSX Corporate Governance Guidelines

Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the corporation	• The Board has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management, which is responsible for the day to day conduct of the business.
Specifically, the board should assume responsibility for:	
(a) adoption of a strategic planning process	• The board oversees the development, adoption and implementation of the strategies and major business development initiatives through it's regular meetings with management.
(b) identification of principal risks and the implementation of appropriate risk-management systems	• The board is responsible for understanding the risks associated with the business of the Corporation. Through the Audit Committee, the board ensures implementation of appropriate risk management systems.
(c) succession planning and management	• The board is responsible for the management development and succession process. The board is responsible for the general review of the results of operations, including the evaluation of the general and specific performance of management. In addition, the board monitors management through its regular contact with management, many of whom participate in presentations to the board and to the Audit Committee at regularly scheduled meetings.
(d) communications policy	• The board is responsible for policies for communicating with shareholders and others. The Corporation has adopted a formal disclosure policy. The executive officers communicate with shareholders and the media on an ongoing basis as circumstances require and in accordance with the disclosure policy.
(e) integrity of internal control and management information systems	• The board assumes responsibility for the effectiveness of the internal control and management information systems. Pursuant to its mandate, the Audit Committee reviews the effectiveness and integrity of the management information systems, internal financial controls and safety and environmental procedures of the Corporation.
2. Majority of directors are "unrelated"	• Four of the five four current board members are unrelated directors.
3. Disclose whether each director is "unrelated"	• E.C. (Ted) McFeely is a related director because he holds a management position. W.J. (Bill) McNaughton, Brian H. Gore, Thomas S. Bamford and Kenneth H. Hayes are all unrelated directors.

4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	•	The Corporation does not have a specific committee responsible for the appointment or assessment of directors. The full Board carries out this function, the majority of whom are unrelated.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	•	The Corporation does not have a formal process established for assessing the effectiveness of its board, committees or individual directors.
6. Provide orientation and education programs for new directors	•	The Board is composed of experienced corporate directors. Orientation is carried out through an initial meeting with management including a disclosure of material contracts, current financial position, insurance coverage, personnel and compensation. This is followed up with the delivery of relevant information relating to the Corporation and its governance, compiled by the Corporate Secretary.
7. Consider reducing size of board, with a view to improve effectiveness	•	The Corporation currently has five directors with qualifications and expertise in the areas of finance, engineering, geological sciences, and petroleum land management. The board considers five directors to be an appropriate size for effective decision making.
8. Review compensation of directors in light of risks and responsibilities	•	The Board as a whole considered the compensation of the Board through cash compensation and incentive stock options. The directors considered and approved cash compensation payable to unrelated directors only, based upon the required time commitments, the changing regulatory regime, and the responsibilities and risks undertaken by unrelated directors.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	•	The Corporation believes the composition of Committees is a key determinant to board independence. The Audit Committee consists of three directors all of which are "unrelated" directors all of whom are financially literate. Mr. McFeely, the only related director, serves on both the Reserves Committee and the Compensation Committee.
10. Appoint a committee responsible for determining the Corporation's approach to corporate governance issues	•	The Board as a whole is responsible for governance issues including approval of the Corporation's disclosure in response to the Exchange Guidelines.
11. Define limits to management's responsibilities by developing mandates for:		
(a) the board	•	The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. Formal position descriptions for the board have not been implemented.
(b) the chief executive officer	•	A formal position description for the chief executive officer has not been implemented.
12. Establish procedures to enable the board to function independently of management	•	The unrelated directors hold sessions without management present where appropriate. In particular, unrelated directors, as members of the Audit Committee, meet annually with the Auditors and as members of the Reserves Committee, meet annually with the Reserves Evaluator.
	•	Committees may retain external advisors, as appropriate (at the expense of the Corporation).

- Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

13. Establish an audit committee with a specifically defined mandate, with all members being outside directors

- The Audit Committee is currently comprised of W.J. (Bill) McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes, all of whom are outside, unrelated directors. All of the members of the Audit Committee can read and understand financial statements. Mr. McNaughton has accounting and auditing expertise as a result of previous employment experience.

  The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

- The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets with them, without management present.

14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense

- In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.

SCHEDULE "B" to the Information Circular
Of Grand Banks Energy Corporation

STOCK OPTION PLAN

1. Definitions

Unless otherwise defined herein or the context otherwise requires, capitalized terms used have the meaning ascribed to them in the TSX Venture Exchange ("**TSX-V**") Policy 4.4.

2. Purpose of Plan

The purpose of the Stock Option Plan (the "**Plan**") is to assist Grand Banks Energy Corporation ("**Grand Banks**") in attracting, retaining and motivating directors, key officers, employees, consultants and advisors of Grand Banks and its subsidiaries, (in this Plan the term "Grand Banks" will be deemed to include subsidiaries except where the context does not permit) and to closely align the personal interest of the directors, officers and employees with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares ("**Common Shares**") of Grand Banks.

3. Implementation

All aspects of the Plan are subject to compliance with the requirements of each stock exchange on which the shares of Grand Banks are listed (a "**Stock Exchange**") and of any governmental authority or other regulatory body, to which Grand Banks is subject.

4. Administration

The Plan will be administered by the board of directors of Grand Banks (the "**Directors**") which has final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan including the imposition of vesting provisions.

5. Eligibility

Options may be granted under the Plan to such directors, officers, employees, consultants and advisors of Grand Banks as the Directors may designate as participants (the "**Participants**"), subject to the limitations set forth in sections 6 and 7. The total number of Common Shares made available under the Plan (the "**Optioned Shares**"), the time or times and price or prices at which options may be granted, the time or times at which options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Directors, subject to any limitations contained herein.

6. Number of Shares Under Plan

The number of authorized but unissued Common Shares that may be issued upon the exercise of options granted under the Plan at any time, plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by Grand Banks shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

However, the following additional restrictions apply:

(a) the maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Plan is five percent of the number of Common Shares outstanding at the time of reservation, unless disinterested shareholder approval is obtained;

(b) no more than two percent of the issued Common Shares of Grand Banks may be granted to any one Consultant in a 12 month period and if the Consultant is conducting Investor Relations Activities, no more than ¼ of such options may vest in any three month period;

(c) no more than an aggregate of two percent of the issued Common Shares of Grand Banks may be granted to an Employee conducting Investor Relations Activities, in any 12 month period; and

(d) if option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Optioned Shares may be made available for other options to be granted under the Plan.

Any Common Shares subject to an option that expire or terminate without having been fully exercised may be made subject to a further option. No fractional Common Shares may be issued under the Plan.

7. Limits with Respect to Insiders

For the purposes of this Section 7, an Insider means:

(a) an insider as defined by the *Securities Act* (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of any corporation that is a subsidiary of Grand Banks as defined in the *Securities Act* (Alberta); and

(b) an associate, as defined in the *Securities Act* (Alberta), of any person who is an insider by virtue of (a) above.

For the purposes of this Section 7, a share compensation arrangement ("**Share Compensation Arrangement**") means any stock option, stock plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by Grand Banks by way of a loan, guarantee or otherwise.

For the purposes of this Section 7, holders of non-voting and subordinate voting shares, must be entitled to vote with the holders of any class of shares of Grand Banks which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interests in Grand Banks.

For the purposes of this Section 7, any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded. For the purposes of this section 7, the number of Common Shares outstanding is to be determined on the basis of the number of Common Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Common Shares issued under the Plan or under any other Share Compensation Arrangement over the preceding one-year period.

Subject to this Section 7, the maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to the Plan and any other previously established or proposed Share Compensation Arrangement is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any Participant under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any one Insider under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 5% of the number of Common Shares outstanding.

If a proposed Share Compensation Arrangement, together with all of Grand Banks' other previously established or proposed Share Compensation Arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue or if Grand Banks seeks to reduce the exercise price or term of an option granted, which benefits an Insider, such Share Compensation Arrangement, reduction in exercise price or amendment to an option term must be approved by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by Insiders to whom options may be granted under the Plan or associates of such persons.

8. Terms and Conditions

All options shall be granted upon and subject to the terms and conditions hereinafter set forth.

8.1 Exercise Price

The exercise price for each Optioned Share will be determined by the Directors, but will in no event be less than the Discounted Market Price of the Common Shares on a Stock Exchange on the trading day immediately prior to the grant of the option (or, if no trades occurred on such day, then on the next previous day on which trading took place) less the maximum discount, if any, permitted by the Stock Exchange or such other price as may be set by the Directors and approved by the Stock Exchange.

Where the exercise price of the stock option is based on the Discounted Market Price, all stock options and any Listed Shares issued on the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted.

In addition, if options are granted within 90 days of a distribution by prospectus, the minimum exercise price will be the greater of the Discounted Market Price and the price per Common Share paid by the public investors for the Common Shares under the distribution.

8.2 Option Agreement

All options will be evidenced by means of an agreement (the "**Option Agreement**") between Grand Banks and the Participant, which agreement will define the following terms, vesting period, price and number of Optioned Shares. Grand Banks shall represent in each Option Agreement that the Participant is a bona fide director, officer, employee of, consultant or advisor to, Grand Banks.

8.3 Length of Grant and Vesting

The Directors will determine when options granted under the Plan expire, as long as the expiry date determined by the Directors does not exceed ten years from the grant date, and the period during which the options may be exercised (vesting) by the Participant.

8.4 Non-Assignability of Options

An option is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant and may be exercised during the lifetime of the Participant only by such Participant.

8.5 Right to Postpone Exercise

A Participant shall be entitled to exercise the option at any time during the period from vesting to expiry or termination of the options granted.

8.6 Exercise and Payment

An option may be exercised by a Participant or his estate by giving written notice to the Chief Executivel Officer, Transfer Agent, Treasurer, or the Corporate Secretary of Grand Banks specifying the number of Common Shares in respect of which such option is being exercised, and accompanied by full payment (by cash or certified cheque payable to Grand Banks) for the entire exercise price (determined in accordance with the Option Agreement) multiplied by the number of Optioned Shares specified in the notice. Upon exercise of an option, Grand Banks shall authorize its transfer agent and registrar to promptly deliver a share certificate in the name of such Participant.

8.7 Rights of Participants

A Participant shall have no rights whatsoever as a shareholder (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under any rights offering) in respect of any of the Optioned Shares until the Participant has exercised his option to purchase and the Common Shares have been duly issued by Grand Banks.

8.8 Amalgamation

In the event of an amalgamation, arrangement or other form of business combination of Grand Banks with another corporation or other entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, voting securities having attached thereto a number of votes which constitutes, in the aggregate, more than 50% of the aggregate votes attaching to all outstanding voting securities of Grand Banks or entity resulting from the business combination (a "**Change of Control**") all issued options become exercisable immediately. In the event of a Change of Control transaction which results in Grand Banks being acquired outright by another entity, Grand Banks may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and the time for fulfilment of any conditions or restrictions on such exercise.

8.9 Take over Bid

If, at any time during the period when an option has been granted to a Participant but remains unexercised, a take over bid as defined in any applicable securities legislation (including an exempt take over bid other than an exempt take over bid which permits purchases of up to 5% of issued capital per year through the facilities of a recognized stock exchange) Grand Banks shall provide each Participant with any information that is in the public domain that it has in its possession on a timely basis. The provisions of the Option Agreement notwithstanding, the vesting time for the exercise of the options will be accelerated to allow the Participant to exercise all outstanding options to facilitate the tendering of Common Shares to the take over bid.

8.10 Alteration in Common Shares

If a dilution of value or a reorganization of the Common Shares of Grand Banks occurs by way of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of Common Shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like, the Participant shall be entitled to a pro rata adjustment to the number of Optioned Shares, or to the exercise price, or both, as shall be appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of Common Shares available under the Plan shall be appropriately adjusted. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares for those in another corporation is imminent, the Directors shall, in a fair and equitable manner, determine the manner in which all unexercised options shall be treated including, adjustment to the time period for the exercise of such rights by the Participants. All determinations of the Directors under this paragraph 8.10 shall be full and final.

8.11 Termination

(a) If a Participant is dismissed as a director, officer, employee, consultant or advisor by Grand Banks or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

(b) If a Participant resigns or is dismissed as a director, officer, employee, consultant or advisor of Grand Banks for any reason other than one enumerated in clause 8.11(a) or 8.12, all unexercised option rights of that Participant under the Plan will terminate and lapse thirty (30) days after such date notwithstanding the original term of the option granted to such Participant.

8.12 Disability or Retirement

If a Participant ceases to be a director, officer, employee, consultant or advisor of Grand Banks as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement;

(c) death; or

(d) in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors;

such Participant or his estate shall have the right for a period of six months (or until the normal expiry date of the option rights of such Participant if earlier) from the date of ceasing to be a director, officer, employee, consultant or advisor to exercise all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, officer, employee, consultant or advisor. Upon the expiration of such period all unexercised options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

9. Amendment and Discontinuance of Plan

The Directors in their sole discretion, but subject to law and regulatory authorities may amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights of a Participant under any options earlier granted to a Participant without the consent of that Participant. Without limiting the generality of the foregoing, disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment.

10. No Further Rights

Nothing contained in the Plan nor in any option gives any Participant any interest or title in or to any Grand Banks shares or any rights as a shareholder or any other legal or equitable right against Grand Banks other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer or employee of Grand Banks.

11. Compliance with Laws

The obligations of Grand Banks to sell Common Shares and deliver share certificates are subject to compliance by Grand Banks and the Participants with all applicable corporate and securities law, rules and regulations.

SCHEDULE "C" to the Information Circular
Of Grand Banks Energy Corporation

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.
2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.
3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.
4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.
5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principals or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.
7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.
8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.
9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.
10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.
11. Establish and review the Company's procedures for the:
    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.
12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.
13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

File No. 82-34896

GLOBAL corporate compliance

May 16, 2005

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Grand Banks Energy Corporation
Annual General Shareholders Meeting to be held June 6, 2005

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular
2. Audited Annual Financial Statements for the year ended December 31, 2004
3. Instrument of Proxy
4. Financial Request Cards
5. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

c.c. Grand Banks Energy Corporation

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

GRAND BANKS ENERGY CORPORATION

AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Grand Banks Energy Corporation. ("the Corporation") will be held at **THE METROPOLITAN CONFERENCE CENTRE, IN THE ROYAL ROOM, ON THE SECOND LEVEL AT 333 - 4TH AVENUE S.W., CALGARY, ALBERTA** on Monday June 6, 2005 at 10:00 am (Calgary time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. to receive the financial statements for the year ended December 31, 2004 and the auditors' report thereon;
2. to elect directors;
3. to appoint an auditor and to authorize the directors to fix the remuneration to be paid;
4. to approve a stock option plan;
5. to transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours up to June 6, 2005 being the date of the Meeting and at the Meeting.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on April 25, 2005 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote in their stead. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1.

Dated at the City of Calgary, in the Province of Alberta this 3rd day of May, 2005.

By Order of the Board

(signed) "E. C. (Ted) McFeely"
E. C. (Ted) McFeely, Chairman

President's Message

2004 has been a milestone year for Grand Banks Energy Corporation. We have put in place all of the fundamentals required to facilitate growth and have significantly increased our production, reserves and land base. The following points summarize the progress made over the last year:

- Production: Using a boe equivalency of 1 barrel of oil equals 6 Mcf of gas, petroleum and natural gas production averaged 152 boe/d in 2004, an increase of 79% over the 2003 average of 85 boe/d. The exit rate for 2004 was in excess of 300 boe/d. The exit rate for the first quarter of 2005 is over 1,000 boe/d. All of the increases in production have come about from drilling as opposed to acquisitions.

- Financial Resources: Grand Banks raised significant funds through financing activities during 2004. In February and March, the Corporation raised $2.88 million through the sale of units priced at $0.95, with each unit consisting of 1 common share and one half of a share purchase warrant. (Each full warrant is exercisable at $1.25 on or before August 27, 2005). Additionally, a flow-through share financing that was completed in November 2004 consisting of 4.5 million shares priced at $1.45 per share raised $6.525 million. Grand Banks exited 2004 with working capital of $3.6 million and no debt. An additional flow-through financing in February 2005 priced at $1.95 per share raised an additional $5.85 million. These funds were raised to finance exploration and development, including the Corporation's participation in an expanded high impact deep gas exploration program. With the proceeds of these financings, as well as anticipated cash flow, funds from the exercise of outstanding warrants, and expanded bank lines, Grand Banks expects to spend over $20 million on capital programs in 2005.

- Corporate Development: In 2004, Grand Banks made significant changes to its board of directors and management. The Corporation has assembled a five person board consisting of experienced and successful oil and gas executives with expertise in the disciplines of finance, land, engineering, and geology. The Corporation has also put in place a well qualified team of motivated and invested professionals to manage its operations and growth.

- Land: Grand Banks has assembled an undeveloped land position in excess of 15,000 net acres. A significant portion of this land consists of 100% interest lands located in the Williston Basin, where Grand Banks has made an initial discovery of light sweet crude oil from the Mississippian Bakken formation. Seismic is currently being shot to help define the potential of the play on Company lands. A three stage exploration and development program that will involve the drilling of as many as 35 wells over the next year has been formulated.

Business Plan:

The primary objective of Grand Banks Energy Corporation is to create growth and value on a per-share basis through drilling, development and acquisition of oil and gas properties.

Grand Banks possesses significant tax pools, totaling over $37 million at the end of 2004. These pools can be used to offset corporate income taxes. Grand Banks has utilized flow-through shares to finance the majority of its activities in 2004. This form of financing has been well suited to the Corporation because the tax write-offs remitted to investors can be offset by our existing tax pools. However, funds raised through the issuance of flow-through shares have to be primarily spent upon exploratory projects including seismic acquisition and the drilling of exploration wells. Exploration projects generally carry much higher risk than development projects and the key challenge in a capital program that is exploration weighted is to end up with meaningful reserves that can be brought on production in a timely fashion.

To manage exploration risk, the Corporation has relied upon the expertise of its management team, its exposure to good quality prospects through key industry contacts, and the extensive use of 3D seismic data. Grand Banks has targeted wells that have relatively high upside in terms of either significant deliverability of oil and gas, or the potential to set up a larger development drilling program. The objective of Grand Banks is to increase the proportion of capital that it directs towards development projects over time by using the cash flow and increased bank lending ability from successful exploration wells to fund land acquisitions and development drilling. In cases where successful exploratory wells do not have development potential, these wells may be used for strategic swaps or sales to help acquire assets in areas where the Corporation sees better growth potential.

In 2005, Grand Banks will continue with this strategy. The Corporation has entered into a number of joint ventures, for the drilling of approximately 7 deep gas exploration targets by the end of Q1, 2006. Grand Banks working interest in these prospects will range from 15 to 20%. The unrisked gross productivity potential of drilling targets such as these ranges from 10 MMcf/d to 30 MMcf/d of raw gas per well. These prospects, in addition to utilizing the flow-through funds, expose the Corporation to very significant increases in production. The deepest of these wells is a 5,000 meter test at Harley in West Central Alberta that targets Devonian sour gas. Based upon analogous wells, this prospect has the potential, if successful, to add in excess of 500 net boe/d sales to Grand Banks 16.67% working interest in the well.

These higher risk deep gas exploratory wells will be balanced by Grand Banks activities involving light crude oil. The Corporation will follow up on successful oil wells that have been drilled in the Williston Basin and central Alberta with additional exploration and development. As mentioned, Grand Banks, subject to encouraging results from its seismic and exploratory step-outs, expects to drill as many as 35 wells targeting light oil within the next year.

Grand Banks Energy Corporation is also actively seeking additional land and joint ventures to complement its exploration and development activities. We value our relationships with key industry partners, and seek deals where we can use our expertise and capital to help manage risk and enhance profitability.

Grand Banks Energy Corporation continues to make the appreciation of the value of each common share of the Corporation its major objective. The Corporation has now broken through the key 1,000 boe/d production level at which growth in share value can be significantly accelerated and leveraged through the utilization of cash flow and bank lines. Additionally, these funding sources will enable the Corporation to earmark a much higher percentage of its capital budget to development rather than exploration projects, resulting in lower risk and volatility. The Corporation is grateful for the continuing support and investment of our shareholders, and the hard work and dedication of our staff. We expect 2005 to be a very active and exciting year.

On behalf of the Board of Directors,

Signed "Edward C. McFeely"
Edward C. McFeely
President and C.E.O.
May 3, 2005

GRAND BANKS ENERGY CORPORATION

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF GRAND BANKS ENERGY CORPORATION (the "Corporation") for use at the Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held on June 6, 2004 at 10:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting, in the event that you are unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy and return the same to Global Corporate Compliance, 310, 441 - 5 Ave S.W., Calgary, Alberta T2P 2V1.

Date

Information contained herein is given as of May 3, 2005 unless otherwise specifically stated.

GENERAL

Solicitation of Proxies

The proxy solicitation is made on behalf of the management of the Corporation, the individuals named in the accompanying form of proxy are directors or officers of the Corporation. The solicitation of proxies is intended to be primarily by mail, but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost associated with the solicitation will be borne by the Corporation.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at 1600, 444 – 5 Avenue S.W., Calgary, Alberta, T2P 2T8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Proxy Instructions

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION OR COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the agent, Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and if the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATON CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Interest of Certain Persons and Companies in Matters to be Acted on Upon

No director or officer or associate thereof has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding shares consist of 26,562,450 common shares ("Common Shares"). Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number do not hold Common Shares in their own name as Registered Shareholders. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are held in an account through a shareholder's broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation.

Such Common Shares will more likely be registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can generally only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP will mail a Voting Information Form ("VIF") to the Beneficial Shareholders and request the shareholder to complete and return the VIF to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP cannot use that VIF to vote Common Shares directly at the Meeting as the VIF must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed VIF as directed by ADP well in advance of the Meeting.**

The Corporation has set the close of business on April 25, 2005 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting except to the extent that the holder has transferred its Common Shares after that date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than 10 days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

Principal Holders of Securities

To the knowledge of the directors and officers of the Corporation, as of May 3, 2005, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than:

Name of Holder	Number of Common Shares	% of Outstanding Common Shares
Edward C. McFeely Calgary, Alberta	3,948,200[1]	14.9%

[1]Includes Common Shares owned indirectly..

BUSINESS OF THE MEETING

Receipt of Financial Statements and Auditor's Report

The audited financial statements for the financial year ended December 31, 2004 of the Corporation have been forwarded to Shareholders and are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the *Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2004 financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditor

Shareholders will be asked to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants of Calgary, Alberta as auditors until the close of the next annual meeting, at remuneration to be fixed by the Board of Directors. BDO Dunwoody LLP have been the auditor for the Corporation since June 20, 2002. During the last two financial years, BDO Dunwoody LLP received the following fees from the Corporation

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$19,000	$2,050	$4,377	Nil
December 31, 2003	$15,400	$3,645	$755	Nil

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the appointment of BDO Dunwoody LLP as auditors of the Corporation.**

Election of Directors

The Board of Directors ("Board") may consist of a minimum of three and a maximum of seven directors. There are currently five directors and management proposes to maintain the number of directors at five.

The following table sets forth all of the persons proposed by management to be nominated for election as directors, together with all positions and offices with the Corporation now held by them, their principal occupations for the previous five years, the periods during which they have served as directors of the Corporation, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name, Position with the Corporation	Present Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation [(4)]
Edward C. McFeely [(1)(2)] Chairman, President and Chief Executive Officer Calgary, Alberta, Canada	Chairman, President and Chief Executive Officer of the Corporation	June, 2001	3,948,200 Common Shares
Thomas S. Bamford[(1)(3)(6)] Director Calgary, Alberta, Canada	Independent Businessman since 1995.	August 24, 2004	235,000 Common Shares
Brian H. Gore[(2)] Director Calgary, Alberta, Canada	Independent Businessman since 2003. . Chairman & C.E.O. Pivotal Energy Ltd. 2002 to 2003. President, C.E.O., & Chairman Cigar Oil & Gas Ltd. 1998 to 2002	January 29,2004	250,000 Common Shares 125,000 Warrants
Kenneth H. Hayes [(1)(2)(3)] Director Calgary, Alberta, Canada	CEO, Wilderness Energy Corp. since 2001. President and CEO Cometra Energy (Canada) Limited and Canrock Pipelines Ltd. 1989 to 2001	January 29, 2004	141,200 Common Shares 125,000 Warrants
W.J. (Bill) McNaughton[(3)] Director Calgary, Alberta, Canada	Independent Businessman since 1999.	May 10, 2004	15,000 Common Shares

(1) Member of the Reserves Committee, Thomas Bamford is Chairman
(2) Member of the Compensation Committee, Brian Gore is Chairman
(3) Member of Audit Committee, W.J. McNaughton is Chairman
(4) The information as to the number of Common Shares beneficially owned and controlled has been furnished by the directors.
(5) The Corporation does not have an Executive Committee.
(6) In 1977, Mr. Bamford joined the board as a director of Ablevest Holdings Ltd. ("Ablevest"). Ablevest had been suspended from trading since September 16, 1996. During the course of it's suspension, Ablevest was advised by the Alberta Stock Exchange ("ASE") that a reactivation plan would have to be implemented and its minimum listing requirements achieved or Ablevest would be delisted. As part of this reactivation plan a series of asset sales and financing transactions were attempted during 1997 and 1998. Some of these transactions were completed but others were not. By March 1998, it became apparent that new financing alternatives to finalize a reactivation plan would not be forthcoming given the overall downturn in the oil and gas industry that had commenced in December 1997. In light of these circumstances, Ablevest entered into an amalgamation agreement with Temba Resources Ltd., which, subsequent to shareholder approval of both corporations, resulted in an amalgamated publicly traded corporation under the name "Westlinks Resources Ltd." in June 1998. Westlinks Resources Ltd. went on to become Enterra Energy Corp.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the nominees for directors as set out above. Each director elected will hold office until the close of the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Approval of Stock Option Plan

The Corporation currently has an incentive stock option plan that allows the Board to grant options on a rolling basis to a maximum of 10% of the issued Common Shares at the time of the stock option grant. Under this plan, at May 3, 2005, options for 2,656,245 Common Shares may be granted by the Board. Currently, there are options granted for 1,730,000 Common Shares which will remain outstanding according to their terms. There remain 926,245 Common Shares eligible for stock options under the Option Plan.

At the meeting the Shareholders will be asked to approve an incentive stock option plan (the "Option Plan") which authorizes the Board to issue options to directors, officers, employees and consultants who are in a position to contribute to the future success and growth of the Corporation. The Option Plan was reviewed and approved by the Compensation Committee and the Board of Directors on May 3, 2005 in order to provide an Option Plan in line with stock option plans used by other similar corporations in Canada. **The intent of the Option Plan is to allow the Board to grant options on a rolling basis to a maximum of 10% of the issued shares of the Corporation at the time of the stock option grant, with vesting provisions, as provided for in Schedule B.** The TSX Venture Exchange requires shareholders to approve the proposed Option Plan, yearly.

The proposed Option Plan will allow directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time to time to be granted under the Option Plan. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of (i) the expiry date of the options which shall not exceed 10 years; (ii) 6 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, retirement, or in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors; (iii) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause; and (iv) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation for any other reason. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed. A copy of the full text of the proposed Option Plan has been attached as Schedule "B".

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the approval of the Option Plan.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the Presidents and Chief Executive Officers and the Corporate Secretary in 2004. There were no other Named Executive Officers serving at December 31, 2004. Compensation is shown, where applicable, for services rendered during the financial year ended December 31, 2004.

		Annual Compensation			Long-Term Compensation Awards	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)[9]
Edward C. McFeely	2004	60,000	10,000	Nil	290,000	Nil
Chairman, President & C.E.O. [1]	2003	Nil	Nil	240,000[5]	60,000	Nil
	2002	Nil	Nil	95,000	140,000 [7]	Nil
Shawn D. McDonald, Corporate	2004	66,667	10,000	42,175	90,000	Nil
Secretary [2]	2003	Nil	Nil	176,888[6]	60,000	Nil
	2002	Nil	Nil	58,511	100,000 [8]	Nil
Randell Pardy	2004	12,227	Nil	Nil	60,000	120,000[4]
President [3]	2003	85,000	Nil	Nil	150,000	Nil
	2002	Nil	Nil	Nil	Nil	Nil

(1) E.C. (Ted) McFeely became the Senior Vice President Oil & Gas on June 26, 2001 and replaced Hiro Ogata as President on May 6, 2002. Mr. McFeely was replaced by Randell Pardy as President on April 7, 2003, replaced Peter Sekera as Chairman on August 11, 2003 and replaced Mr. Pardy as President and Chief Executive Officer on January 23, 2004.

(2) Shawn McDonald became the Corporate Secretary June 24, 2002.

(3) Randell Pardy became President on April 7, 2003 and was replaced by Mr. McFeely on January 23, 2004.

(4) Represents a severance payment.

(5) Mr. McFeely received monthly compensation of $5,000 from January 1, 2002 to March 31, 2002 for a total of $15,000. Effective April 1, 2002 the Corporation entered into a Consulting Agreement with a private corporation for which, Mr. McFeely is both the President and a significant shareholder. This agreement required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the offices of President and Chief Executive Officer. These duties include, but are not limited to, guiding the Corporation from an executive level. Mr. McFeely received $80,000 in 2002 and $120,000 in January 2003 pursuant to the terms of this agreement. In April 2003, Mr. McFeely was paid an additional $120,000 upon his resignation as President, pursuant to the terms of this agreement. Mr. McFeely subsequently agreed to work on a full time basis as a consultant and director, then chairman, and finally as President and Chief Executive Officer of the Corporation until July 1, 2004 without any additional cash compensation. 2004 compensation represents compensation earned from July 1, 2004.

(6) Effective July 1, 2002, the Corporation entered into a Consulting Agreement with Shawn D. McDonald. This contract required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the office of Corporate Secretary. These duties include, but are not limited to, guiding the Corporation from an executive level. Pursuant to the terms of this agreement, $58,511 was paid in 2002 and $92,888 was paid in 2003 to a private corporation controlled by Shawn McDonald. These amounts were based upon a rate of $70.00 per hour plus professional association membership and related fees. In April 2003, an additional $84,000 was paid on a change of management.

(7) E.C. (Ted) McFeely exercised options for 100,000 Common Shares (on a post consolidation basis) in January, 2003, the aggregate net value of this transaction was $nil. In May 2003, Options for 60,000 Common Shares were granted to Mr. McFeely with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

(8) Shawn McDonald exercised Options for 100,000 Common Shares (on a post consolidation basis) in April, 2003, the aggregate value of which was $nil. In May, 2003, Mr. McDonald was granted Options for 60,000 Common Shares with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

(9) Where no amount is stated in the column headed "Other Annual Compensation", the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto is identified.

Other than the stock option plan (the "Option Plan") the Corporation has no other long term incentive, benefit or actuarial plans in place. The Corporation also does not currently have a stock appreciation rights plan for its employees.

Stock Options Granted and Exercised

The following table sets forth information concerning options granted to the Named Executive Officers during the financial year ended December 31, 2004.

Option Grants During 2004

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Edward C. McFeely	96,666	9.9%	1.05	Nil	August 24, 2011
	80,000(1)	8.2%	1.05	Nil	January 29, 2011
	96,666	9.9%	1.05	Nil	August 24, 2010
	80,000(1)	8.2%	1.05	Nil	January 29, 2010
	96,668	9.9%	1.05	Nil	August 24, 2009
	80,000(1)	8.2%	1.05	Nil	January 29, 2009
Shawn D. McDonald	16,666	1.7%	1.05	Nil	August 24, 2011
	13,333	1.4%	1.05	Nil	January 29, 2011
	16,666	1.7%	1.05	Nil	August 24, 2010
	13,333	1.4%	1.05	Nil	January 29, 2010
	16,668	1.7%	1.05	Nil	August 24, 2009
	13,334	1.4%	1.05	Nil	January 29, 2009

(1) 240,000 options were granted to Mr. McFeely and cancelled during the year..

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Values

The following table sets forth information concerning the numbers and accrued values of unexercised options as at December 31, 2004. No options were exercised by the Named Executive Officers during the year ended December 31, 2004.

NEO Name	Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($) (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Edward C. McFeely	116,668	233,332	29,000	58,000
Shawn D. McDonald	50,002	99,998	13,000	26,000

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the Common Shares December 31, 2004 of $1.29, as reported by the TSX Venture Exchange, and multiplying the number of Common Shares that may be acquired upon the exercise of the options.

Executive Employment Contracts and Change in Control Arrangements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation. Pursuant to the terms of each employment agreement, each individual is entitled to: (i) an annual base salary, (ii) receive or participate in all employee group benefit plans, (iii) receive a parking stall and (iv) the granting from time to time of stock options. In the event of termination of employment by the Corporation without just cause, each Named Executive Officer is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination.

In addition, in the event of a change of control of the Corporation, each Named Executive Officer shall be entitled to an immediate payment of a sum of money equal to the amount of the executive's then current annualized base salary, plus all unvested stock options shall become fully vested and be immediately exercisable.

In January 2004, Mr. Randell Pardy received an amount equal to his current annualized base salary upon his resignation.

Compensation of Directors

Messrs. McFeely, McDonald and Pardy were the only directors that were also officers of the Corporation during 2004 and they received no compensation in their capacity as directors. Each non-employee director received a fee of one thousand dollars ($1,000) per month for each month they were a director in 2004 and were also eligible to be granted options. The following table sets out the cash compensation and stock option grants to the non-employee directors of the Corporation:

Director	Cash Compensation	Options	Exercise Price
Thomas S. Bamford	4,000	200,000	$1.05
Kenneth H. Hayes	11,000	200,000	$1.05
Brian H. Gore	11,000	200,000	$1.05
W.J. (Bill) McNaughton	7,750	200,000	$1.05

Securities Authorized for Issuance Under Equity Compensation Plans

Under the Option Plan, the Board may from time to time designate directors, officers, employees of, or providers of services to the Corporation to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each. The Option Plan the securityholders are being asked to approve does not change the information set out below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,730,000	$1.053	926,245
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,730,000	$1.053	926,245

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness

No officer, director, employee or consultant of the Corporation is indebted to the at May 3, 2005, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loans outstanding to two employees and one consultant.

AGGREGATED INDEBTEDNESS AS AT MAY 3, 2005

Purpose	To the Company	To Another Entity
Share Purchase Loan	$142,500	Nil

The three loans described above totaling $142,500 have been amended to increase the term by one year to seven years, bear interest payable at the Corporation's borrowing rate require interest only payments for an additional year, and remain limited recourse to the shares of the Corporation held as security.

Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

No director, officer or any associate of any director or officer of the Corporation was at any time during the year ended December 31, 2004 indebted to the Corporation, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loan which has been fully repaid.

Name and Principal Position of Borrower	Date of Loan	Largest Aggregate Amount OutstandingDuring 2004	Amount Outstanding as at December 31, 2004 and May 3, 2005	Securities Purchased with Loan Proceeds	Number of Common Shares of the Corporation Pledged as Security for the Loan
Shawn D. McDonald Corporate Secretary	Feb. 27, 2004	$71,250	$71,250/$nil	75,000 Common Shares 37,500 Warrants	112,500 Common Shares

Management Contracts

At May 3, 2005, the Corporation had a consulting contract with Keith Wilford, who is performing the functions associated with his office of Vice-President Operations for the Corporation, through HiTorque Resources Ltd. at a rate of $550 per day plus related expenses. During the year ended 2004, HiTorque Resources Ltd. was paid $21,550 and an additional sum of $32,400 since January 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, director, officer or insider of the Corporation or member of management had an interest in any material transaction with the Corporation during the period ended December 31, 2004 or in any proposed transaction which has materially affected or which could materially affect the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Special Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Corporation's general approach to corporate governance, summarized below, is appropriate and in the circumstances substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Corporation's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in the attached Schedule "A".

Board of Directors

Structure and Composition

The Board is currently composed of five directors, four of which are not members of management. All of the proposed nominees, are current directors of the Corporation.

The Exchange Guidelines suggest that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In addition, where a corporation has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the corporation or the significant shareholder. Four of the proposed nominees are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines. Mr. Ted McFeely, President and Chief Executive Officer is an "inside" or management director and accordingly is considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act* (Alberta), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board oversees the management of the Corporation's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosures issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources.

Meetings of the Board

The Board meets, as circumstances require, to review, among other things, the performance of the Corporation. The Board met and passed resolutions in writing 17 times during 2004 and intends on meeting on a regular basis to review and assess continued progress.

Committee Responsibilities and Activities

Given the size and nature of the Corporation, most matters are dealt with by the complete Board, with the exception of the Audit Committee. Committees are established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented. A summary of the responsibilities and activities and the membership of each of the Audit, Reserves and Compensation Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the full Board and release to the public. Currently, the members of the Audit Committee includes W.J. McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes. The Audit Committee has adopted a prior approval policy for the engagement of non-audit services with the Auditors.

Reserves Committee

The Reserves Committee has responsibility for carrying out an independent review of the annual reserve data of the Corporation, including the appointment of the Corporation's independent engineers. This Committee meets at least quarterly. The Reserves Committee monitors the process management uses to provide the independent evaluators with the Corporation's well production data, the principal risks associated with the evaluation of the Corporation's petroleum and natural gas reserves and reviews the assumptions used and information provided to the independent engineering consultants. Currently, the members of the Reserves Committee includes Thomas S Bamford (Chair), Kenneth H. Hayes and Edward C. McFeely.

Compensation Committee

The Compensation Committee is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the senior officers; recommending to the Board the compensation of the senior officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. This Committee meets at least once annually. Currently, the members of the Compensation Committee includes Brian H. Gore (Chair), Kenneth H. Hayes and Edward C. McFeely.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors, but does not yet formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

SCHEDULE "A" to the Information Circular
Of Grand Banks Energy Corporation
TSX Corporate Governance Guidelines

Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the corporation	• The Board has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management, which is responsible for the day to day conduct of the business.
Specifically, the board should assume responsibility for:	
(a) adoption of a strategic planning process	• The board oversees the development, adoption and implementation of the strategies and major business development initiatives through it's regular meetings with management.
(b) identification of principal risks and the implementation of appropriate risk-management systems	• The board is responsible for understanding the risks associated with the business of the Corporation. Through the Audit Committee, the board ensures implementation of appropriate risk management systems.
(c) succession planning and management	• The board is responsible for the management development and succession process. The board is responsible for the general review of the results of operations, including the evaluation of the general and specific performance of management. In addition, the board monitors management through its regular contact with management, many of whom participate in presentations to the board and to the Audit Committee at regularly scheduled meetings.
(d) communications policy	• The board is responsible for policies for communicating with shareholders and others. The Corporation has adopted a formal disclosure policy. The executive officers communicate with shareholders and the media on an ongoing basis as circumstances require and in accordance with the disclosure policy.
(e) integrity of internal control and management information systems	• The board assumes responsibility for the effectiveness of the internal control and management information systems. Pursuant to its mandate, the Audit Committee reviews the effectiveness and integrity of the management information systems, internal financial controls and safety and environmental procedures of the Corporation.
2. Majority of directors are "unrelated"	• Four of the five four current board members are unrelated directors.
3. Disclose whether each director is "unrelated"	• E.C. (Ted) McFeely is a related director because he holds a management position. W.J. (Bill) McNaughton, Brian H. Gore, Thomas S. Bamford and Kenneth H. Hayes are all unrelated directors.

4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• The Corporation does not have a specific committee responsible for the appointment or assessment of directors. The full Board carries out this function, the majority of whom are unrelated.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	• The Corporation does not have a formal process established for assessing the effectiveness of its board, committees or individual directors.
6. Provide orientation and education programs for new directors	• The Board is composed of experienced corporate directors. Orientation is carried out through an initial meeting with management including a disclosure of material contracts, current financial position, insurance coverage, personnel and compensation. This is followed up with the delivery of relevant information relating to the Corporation and its governance, compiled by the Corporate Secretary.
7. Consider reducing size of board, with a view to improve effectiveness	• The Corporation currently has five directors with qualifications and expertise in the areas of finance, engineering, geological sciences, and petroleum land management. The board considers five directors to be an appropriate size for effective decision making.
8. Review compensation of directors in light of risks and responsibilities	• The Board as a whole considered the compensation of the Board through cash compensation and incentive stock options. The directors considered and approved cash compensation payable to unrelated directors only, based upon the required time commitments, the changing regulatory regime, and the responsibilities and risks undertaken by unrelated directors.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	• The Corporation believes the composition of Committees is a key determinant to board independence. The Audit Committee consists of three directors all of which are "unrelated" directors all of whom are financially literate. Mr. McFeely, the only related director, serves on both the Reserves Committee and the Compensation Committee.
10. Appoint a committee responsible for determining the Corporation's approach to corporate governance issues	• The Board as a whole is responsible for governance issues including approval of the Corporation's disclosure in response to the Exchange Guidelines.
11. Define limits to management's responsibilities by developing mandates for:	
(a) the board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. Formal position descriptions for the board have not been implemented.
(b) the chief executive officer	• A formal position description for the chief executive officer has not been implemented.
12. Establish procedures to enable the board to function independently of management	• The unrelated directors hold sessions without management present where appropriate. In particular, unrelated directors, as members of the Audit Committee, meet annually with the Auditors and as members of the Reserves Committee, meet annually with the Reserves Evaluator. • Committees may retain external advisors, as appropriate (at the expense of the Corporation).

	• Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
13. Establish an audit committee with a specifically defined mandate, with all members being outside directors	• The Audit Committee is currently comprised of W.J. (Bill) McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes, all of whom are outside, unrelated directors. All of the members of the Audit Committee can read and understand financial statements. Mr. McNaughton has accounting and auditing expertise as a result of previous employment experience. The Audit Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.
	• The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets with them, without management present.
14. **Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense**	• In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.

SCHEDULE "B" to the Information Circular
Of Grand Banks Energy Corporation

STOCK OPTION PLAN

1. Definitions

Unless otherwise defined herein or the context otherwise requires, capitalized terms used have the meaning ascribed to them in the TSX Venture Exchange ("**TSX-V**") Policy 4.4.

2. Purpose of Plan

The purpose of the Stock Option Plan (the "**Plan**") is to assist Grand Banks Energy Corporation ("**Grand Banks**") in attracting, retaining and motivating directors, key officers, employees, consultants and advisors of Grand Banks and its subsidiaries, (in this Plan the term "Grand Banks" will be deemed to include subsidiaries except where the context does not permit) and to closely align the personal interest of the directors, officers and employees with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares ("**Common Shares**") of Grand Banks.

3. Implementation

All aspects of the Plan are subject to compliance with the requirements of each stock exchange on which the shares of Grand Banks are listed (a "**Stock Exchange**") and of any governmental authority or other regulatory body, to which Grand Banks is subject.

4. Administration

The Plan will be administered by the board of directors of Grand Banks (the "**Directors**") which has final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan including the imposition of vesting provisions.

5. Eligibility

Options may be granted under the Plan to such directors, officers, employees, consultants and advisors of Grand Banks as the Directors may designate as participants (the "**Participants**"), subject to the limitations set forth in sections 6 and 7. The total number of Common Shares made available under the Plan (the "**Optioned Shares**"), the time or times and price or prices at which options may be granted, the time or times at which options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Directors, subject to any limitations contained herein.

6. Number of Shares Under Plan

The number of authorized but unissued Common Shares that may be issued upon the exercise of options granted under the Plan at any time, plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by Grand Banks shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

However, the following additional restrictions apply:

(a) the maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Plan is five percent of the number of Common Shares outstanding at the time of reservation, unless disinterested shareholder approval is obtained;

(b) no more than two percent of the issued Common Shares of Grand Banks may be granted to any one Consultant in a 12 month period and if the Consultant is conducting Investor Relations Activities, no more than ¼ of such options may vest in any three month period;

(c) no more than an aggregate of two percent of the issued Common Shares of Grand Banks may be granted to an Employee conducting Investor Relations Activities, in any 12 month period; and

(d) if option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Optioned Shares may be made available for other options to be granted under the Plan.

Any Common Shares subject to an option that expire or terminate without having been fully exercised may be made subject to a further option. No fractional Common Shares may be issued under the Plan.

7. Limits with Respect to Insiders

For the purposes of this Section 7, an Insider means:

(a) an insider as defined by the *Securities Act* (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of any corporation that is a subsidiary of Grand Banks as defined in the *Securities Act* (Alberta); and

(b) an associate, as defined in the *Securities Act* (Alberta), of any person who is an insider by virtue of (a) above.

For the purposes of this Section 7, a share compensation arrangement ("**Share Compensation Arrangement**") means any stock option, stock plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by Grand Banks by way of a loan, guarantee or otherwise.

For the purposes of this Section 7, holders of non-voting and subordinate voting shares, must be entitled to vote with the holders of any class of shares of Grand Banks which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interests in Grand Banks.

For the purposes of this Section 7, any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded. For the purposes of this section 7, the number of Common Shares outstanding is to be determined on the basis of the number of Common Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Common Shares issued under the Plan or under any other Share Compensation Arrangement over the preceding one-year period.

Subject to this Section 7, the maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to the Plan and any other previously established or proposed Share Compensation Arrangement is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any Participant under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any one Insider under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 5% of the number of Common Shares outstanding.

If a proposed Share Compensation Arrangement, together with all of Grand Banks' other previously established or proposed Share Compensation Arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue or if Grand Banks seeks to reduce the exercise price or term of an option granted, which benefits an Insider, such Share Compensation Arrangement, reduction in exercise price or amendment to an option term must be approved by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by Insiders to whom options may be granted under the Plan or associates of such persons.

8. Terms and Conditions

All options shall be granted upon and subject to the terms and conditions hereinafter set forth.

8.1 Exercise Price

The exercise price for each Optioned Share will be determined by the Directors, but will in no event be less than the Discounted Market Price of the Common Shares on a Stock Exchange on the trading day immediately prior to the grant of the option (or, if no trades occurred on such day, then on the next previous day on which trading took place) less the maximum discount, if any, permitted by the Stock Exchange or such other price as may be set by the Directors and approved by the Stock Exchange.

Where the exercise price of the stock option is based on the Discounted Market Price, all stock options and any Listed Shares issued on the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted.

In addition, if options are granted within 90 days of a distribution by prospectus, the minimum exercise price will be the greater of the Discounted Market Price and the price per Common Share paid by the public investors for the Common Shares under the distribution.

8.2 Option Agreement

All options will be evidenced by means of an agreement (the "**Option Agreement**") between Grand Banks and the Participant, which agreement will define the following terms, vesting period, price and number of Optioned Shares. Grand Banks shall represent in each Option Agreement that the Participant is a bona fide director, officer, employee of, consultant or advisor to, Grand Banks.

8.3 Length of Grant and Vesting

The Directors will determine when options granted under the Plan expire, as long as the expiry date determined by the Directors does not exceed ten years from the grant date, and the period during which the options may be exercised (vesting) by the Participant.

8.4 Non-Assignability of Options

An option is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant and may be exercised during the lifetime of the Participant only by such Participant.

8.5 Right to Postpone Exercise

A Participant shall be entitled to exercise the option at any time during the period from vesting to expiry or termination of the options granted.

8.6 Exercise and Payment

An option may be exercised by a Participant or his estate by giving written notice to the Chief Executivel Officer, Transfer Agent, Treasurer, or the Corporate Secretary of Grand Banks specifying the number of Common Shares in respect of which such option is being exercised, and accompanied by full payment (by cash or certified cheque payable to Grand Banks) for the entire exercise price (determined in accordance with the Option Agreement) multiplied by the number of Optioned Shares specified in the notice. Upon exercise of an option, Grand Banks shall authorize its transfer agent and registrar to promptly deliver a share certificate in the name of such Participant.

8.7 Rights of Participants

A Participant shall have no rights whatsoever as a shareholder (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under any rights offering) in respect of any of the Optioned Shares until the Participant has exercised his option to purchase and the Common Shares have been duly issued by Grand Banks.

8.8 Amalgamation

In the event of an amalgamation, arrangement or other form of business combination of Grand Banks with another corporation or other entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, voting securities having attached thereto a number of votes which constitutes, in the aggregate, more than 50% of the aggregate votes attaching to all outstanding voting securities of Grand Banks or entity resulting from the business combination (a "**Change of Control**") all issued options become exercisable immediately. In the event of a Change of Control transaction which results in Grand Banks being acquired outright by another entity, Grand Banks may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and the time for fulfilment of any conditions or restrictions on such exercise.

8.9 Take over Bid

If, at any time during the period when an option has been granted to a Participant but remains unexercised, a take over bid as defined in any applicable securities legislation (including an exempt take over bid other than an exempt take over bid which permits purchases of up to 5% of issued capital per year through the facilities of a recognized stock exchange) Grand Banks shall provide each Participant with any information that is in the public domain that it has in its possession on a timely basis. The provisions of the Option Agreement notwithstanding, the vesting time for the exercise of the options will be accelerated to allow the Participant to exercise all outstanding options to facilitate the tendering of Common Shares to the take over bid.

8.10 Alteration in Common Shares

If a dilution of value or a reorganization of the Common Shares of Grand Banks occurs by way of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of Common Shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like, the Participant shall be entitled to a pro rata adjustment to the number of Optioned Shares, or to the exercise price, or both, as shall be appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of Common Shares available under the Plan shall be appropriately adjusted. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares for those in another corporation is imminent, the Directors shall, in a fair and equitable manner, determine the manner in which all unexercised options shall be treated including, adjustment to the time period for the exercise of such rights by the Participants. All determinations of the Directors under this paragraph 8.10 shall be full and final.

8.11 Termination

(a) If a Participant is dismissed as a director, officer, employee, consultant or advisor by Grand Banks or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

(b) If a Participant resigns or is dismissed as a director, officer, employee, consultant or advisor of Grand Banks for any reason other than one enumerated in clause 8.11(a) or 8.12, all unexercised option rights of that Participant under the Plan will terminate and lapse thirty (30) days after such date notwithstanding the original term of the option granted to such Participant.

8.12 Disability or Retirement

If a Participant ceases to be a director, officer, employee, consultant or advisor of Grand Banks as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement;

(c) death; or

(d) in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors;

such Participant or his estate shall have the right for a period of six months (or until the normal expiry date of the option rights of such Participant if earlier) from the date of ceasing to be a director, officer, employee, consultant or advisor to exercise all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, officer, employee, consultant or advisor. Upon the expiration of such period all unexercised options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

9. Amendment and Discontinuance of Plan

The Directors in their sole discretion, but subject to law and regulatory authorities may amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights of a Participant under any options earlier granted to a Participant without the consent of that Participant. Without limiting the generality of the foregoing, disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment.

10. No Further Rights

Nothing contained in the Plan nor in any option gives any Participant any interest or title in or to any Grand Banks shares or any rights as a shareholder or any other legal or equitable right against Grand Banks other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer or employee of Grand Banks.

11. Compliance with Laws

The obligations of Grand Banks to sell Common Shares and deliver share certificates are subject to compliance by Grand Banks and the Participants with all applicable corporate and securities law, rules and regulations.

SCHEDULE "C" to the Information Circular
Of Grand Banks Energy Corporation

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.
2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.
3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.
4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.
5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principals or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation ("Grand Banks" or "the Company") is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's core areas are located at the Peace River Arch, West Central and Central regions of Alberta and the Williston Basin area of Saskatchewan and Manitoba. The Company is exploring for new oil and gas reserves in all four of the Western Provinces of Canada.

The discussion and analysis of Grand Banks should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2005 and the audited financial statements and accompanying notes as well as the management discussion and analysis for the year ended December 31, 2004. In this management discussion and analysis, reserves and production are commonly stated in barrels of oil equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil. The term barrels of oil equivalent may be misleading, particularly if used in isolation.

The quarterly financial statements and this management discussion and analysis have been approved by the Audit Committee of the Board of Directors of Grand Banks and includes information to May 25, 2005.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

HIGHLIGHTS

During the three months ended March 31, 2005 Grand Banks achieved the following:

- Grew quarterly average production from 115 boe per day in 2004 to 473 boe per day in 2005; and
- Raised $5,850,000 of equity through the issue of 3,000,000 flow-through common shares priced at $1.95 per share.

OPERATIONS UPDATE

During the first quarter of 2005, Grand Banks participated in 13 (5.7 net) wells, of which 4 (3.5 net) were operated by the Company. This program resulted in 6 (3.3 net) dry holes, 4 (1.2 net) wells that were cased as oil wells, and 3 (1.2 net) wells that were cased as gas wells, for a success rate of 54% (42% net). By the end of the first quarter, 1 (1 net) of the first quarter 2005 oil wells was placed on production. Two (1.2 net) of the gas wells drilled in 2004 were tied in and placed on production in January and March 2005 respectively. One (.5 net) of the first quarter 2005 gas wells is planned to be tied in before the end of the second quarter of 2005. The remaining successful wells are expected to be placed on production in the third and fourth quarters of 2005.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

FIRST QUARTER RESULTS

The following table summarizes the results for the three months ended March 31.

Sales Volumes:		2005		2004
Natural gas - mcf/day		2,224		270
Crude oil and liquids - bbls/day		98		60
Royalty income boe/day		4		10
Average boe per day (6:1)		473		115
Financial Results:				
Gross revenues	$	1,921,412	$	477,401
Net (loss)	$	(281,873)	$	(180,269)
Net (loss) per share basic and diluted	$	(0.01)	$	(0.01)
Cash flow from operations	$	855,663	$	27,319
Cash flow per share basic and diluted	$	0.04	$	0.00
Total assets	$	30,933,607	$	13,488,771
Working capital	$	3,804,858	$	9,100,679
Asset Retirement Obligation	$	817,300	$	240,720
Flow-through share obligations	$	7,350,000	$	5,182,810
Netback Analysis:				
Product Prices				
Natural gas - $/mcf	$	7.02	$	6.70
Crude oil and liquids - $/bbl	$	52.79	$	42.22
Royalty income - $/boe	$	41.97	$	39.86
Oil and gas revenue (6:1) - $/boe	$	44.34	$	41.23
Royalty expense - $/boe	$	10.59	$	5.87
Operating costs - $/boe	$	7.84	$	7.87
Netback - $/boe	$	25.91	$	27.49

Sales Volumes:

Average daily product sales volumes in the first quarter of 2005 were 473 boe per day, up 358 boe per day or 311% from the 115 boe per day for the same quarter in 2004. The increase in sales volumes was due primarily to new wells on stream in the Berland River, Blueberry, Bonanza, Bittern Lake, Pouce Coupe, and Virginia Hills areas of Alberta, and a new well in Sinclair, Manitoba along with a new well in Midale, Saskatchewan. Average daily natural gas volumes increased 1,954 mcf per day or 724% to 2,224 mcf per day in the first quarter of 2005 compared with 270 mcf per day for the first quarter in 2003. Average daily crude oil and liquid volumes rose 38 barrels per day or 63% to 98 barrels per day compared with 60 barrels per day in 2004. Royalty volumes decreased 6 boe per day or 60% in the first quarter of 2005 to 4 boe per day compared with 10 boe per day of royalty volumes in the first quarter of 2004 due to a well being suspended in the Wood River area of Alberta. All of the Company's sales volumes consist of light to medium gravity crude oil and natural gas with no heavy oil.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

<u>**FIRST QUARTER RESULTS**</u>

Gross Revenues:
Gross revenues were $1,921,000 in the first quarter of 2005 up $1,444,000 or 303% from $477,000 during the first quarter in 2004 due primarily to increased natural gas volumes. Natural gas prices averaged $7.02 per mcf in the first quarter of 2005 compared with $6.70 per mcf for the same period in 2004. Crude oil and liquid prices increased to $52.79 per barrel for the first quarter of 2005 compared with $42.22 per barrel in the first quarter of 2004. The Company does not hedge any of its production. Interest income decreased $10,000 or 23% to $34,000 in the first quarter of 2005 compared with $44,000 for the first quarter of 2004 due to lower average cash balances as a result of increased capital spending.

Royalty Expense:
Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $451,000 or 24% compared with $62,000 or 16% for the first quarter in 2004. The amount of royalties increased due to higher sales volumes. The increase in royalty rates is due to the expiry of a royalty holiday on the Wizard Lake well.

Production Expenses:
Production expenses were $333,000 or $7.84 per boe in the first quarter of 2005 compared with $83,000 or $7.87 per boe for the same period in 2004. This increase of $250,000 or 301% is primarily the result of increased production volumes.

Depletion and Depreciation:
Depletion and depreciation was $1,014,000 in the first quarter of 2005 or $23.83 per boe compared with $160,000 or $15.19 per boe in the first quarter of 2004. The increase of $854,000 or 534% in depletion costs was due to higher volumes combined with an increase in the depletion rate. The increase in depletion rate is a result of higher finding costs.

Accretion of Asset Retirement Obligation:
The accretion of asset retirement obligations increased by $11,300 or 240% to $16,000 in the first quarter of 2005 from $4,700 in the first quarter of 2004 due to an increase in the number of wells to be abandoned and reclaimed.

Interest:
Interest expense decreased by $16,000 or 36% in the first quarter of 2005 to $28,000 compared with $44,000 in the same period of 2004. This interest relates to charges under the Income Tax Act for flow-through shares issued in 2003 and 2004. The Company had fewer remaining flow-through spending obligations in the first quarter of 2005 than in the first quarter of 2004 which were subject to interest. New flow-through obligations were incurred in March 2005 which will not attract interest until 2006.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

FIRST QUARTER RESULTS

General and Administrative Costs:
General and administrative expenses for 2005 and 2004 are summarized in the following table:

	First Quarter 2005	First Quarter 2004
Consulting fees	$ 115,622	$ 100,337
Directors fees	12,000	4,000
Filing and transfer fees	10,302	8,693
Legal and audit	22,774	9,732
Other	42,940	12,535
Rent and office	44,008	31,010
Salaries and benefits	125,733	201,669
Overhead recovered	(41,106)	-
Overhead capitalized	(78,000)	(106,175)
	$ 254,273	$ 261,801

General and administrative costs decreased by $8,000 or 3% to $254,000 from $262,000 in the first quarter of 2004 due to lower salaries and benefits and increased overhead recovered in 2005. Salaries and benefits decreased significantly in the first quarter of 2005 as the 2004 salaries and benefits included a $132,227 payment on the resignation of the former president.

Stock Compensation:
The Company expenses stock compensation costs for directors, officers, employees and consultants. This cost increased from $43,000 in the first quarter of 2004 to $108,000 in 2005 due to increased stock options issued for staff and independent directors combined with an increase in the volatility factor used in the stock compensation calculation. There were 1,040,000 options outstanding under the Company's stock option plan at March 31, 2004, and 1,730,000 options outstanding at March 31, 2005.

Net Loss:
The Company had a net loss of $282,000 or $0.01 per share for the first quarter of 2005 compared with a net loss of $180,000 for the same period in 2004 or $(0.01) per share. The change in the net loss was due to increased revenues from higher sales volumes that were more than offset by increased depletion and stock compensation expense.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

FIRST QUARTER RESULTS

Liquidity and Capital Resources:
The Company had working capital of $3,805,000 at March 31, 2005. During the first quarter of 2005, the Company had funds generated from operations of $856,000. In March 2005, Grand Banks closed a private placement raising gross proceeds of $5,850,000 through the issuance of 3,000,000 flow-through common shares priced at $1.95 per share. Grand Banks also has a $750,000 line of credit available at Prime plus 1.5% which was not drawn on as at March 31, 2005. The Company has not declared any dividends. The Company, with its recent financing, has sufficient financial resources to meet its currently planned activities.

Financing Activities:
In the first quarter of 2005, the Company closed a private placement raising $5,850,000 through the issuance of 3,000,000 flow-through common shares. During the first quarter of 2005, share purchase loans totaling $213,750 were repaid in full. The Company also extended the repayment terms on the remaining outstanding loans for one additional year.

Subsequent to March 31, 2005, Grand Banks applied for an increase in their line of credit from $750,000 to $5,400,000 and is awaiting approval from the financial institution's head office.

Investing Activities:
Capital spending increased by $5,857,000 or 718% from $816,000 in the first quarter of 2004 to $6,673,000 in the first quarter of 2005 as summarized in the following table.

Capital Spending	March 31 2005	March 31 2004
Land	$ 124,648	$ 92,411
G&G	49,975	44,074
Drilling and completion	5,553,252	533,948
Equipment and gathering	860,153	28,146
G&A capitalized	78,000	106,175
Office equipment	6,969	11,590
	$ 6,672,997	$ 816,344

At March 31, 2005, the Company had $3,531,000 of unevaluated property costs. The net book value of the Company's oil and gas property costs increased by $17,776,000 or 442% to $21,799,000 at March 31, 2005 compared with $4,023,000 at March 31, 2004.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

FIRST QUARTER RESULTS

Financial Instruments:
Grand Banks does not have any commodity or financial instrument hedges. The Company carries various forms of financial instruments, all of which are recognized in Grand Banks' financial statements. Unless otherwise denoted in the March 31, 2005 financial statements, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company has no unrecognized gains or losses on its financial instruments.

Obligations:
At March 31, 2005, the Company had flow-through share spending obligations of $1,500,000 to be incurred by December 31, 2005, and an additional spending obligation of $5,850,000 to be incurred by December 31, 2006 from the flow-through shares issued in March 2005. Grand Banks had office lease obligations of $145,000 in 2005, and has similar obligations of $148,000 in 2006 and $85,000 in 2007. The Company had no debt at March 31, 2005. The Company believes it has sufficient working capital and future cash flow to meet these obligations.

Transactions with Related Parties:
The Company may conduct oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

The Company did not incur any payments in 2005, compared with $31,675 incurred in 2004, to a company controlled by a director and/or officer for consulting fees as disclosed in the notes to the financial statements. The Company also incurred $32,400 in consulting fees to a company controlled by an officer for the period ended March 31, 2005, compared with no payments made in 2004, as disclosed in the notes to the financial statements.

In February 2004, four directors and officers of the Company subscribed for 1,000,000 units at $0.95 per unit in connection with a 2,884,267 unit private placement. Each unit consisted of one common share and one warrant, with each warrant convertible for one half of one common share.

The Company has included in general and administrative expenses $12,000, compared with $2,000 in the first quarter of 2004, for independent directors' fees paid. In January 2004, the Company paid a resignation settlement of $132,227 to its former President and CEO which is included in the 2004 first quarter salaries and benefits.

Included in other income is $3,700 of interest, compared with $1,700 in the first quarter of 2004, charged on the share purchase loans as disclosed in the notes to the financial statements.

Subsequent Events:
On May 12, 2005, warrants to purchase 536,770 common shares expired unexercised.

On April 29, 2005 Grand Banks sold producing properties for net proceeds of $1,100,000.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Quarterly Comparison:

The quarterly results are prepared without audit or review by the Company's independent Auditors. The following table summarizes the Company's financial and operating highlights for the past eight quarters. Sales volumes are the average for the period shown, net to the Company, before the deduction of royalties.

Quarter Ended	March 31 2005	December 31 2004	September 30 2004	June 30 2004
Sales Volumes:				
Natural gas – mcf-day	2,224	904	362	286
Crude oil and liquids - bbls/day	98	81	70	62
Royalty income – boe/day	4	7	8	6
Average boe per day (6:1)	473	238	139	116
Financial Results				
Gross revenues	$ 1,921,412	$ 993,264	$ 606,121	$ 513,415
Net income (loss)	$ (281,873)	$ 1,299,381	$ (50,101)	$ (69,930)
Net income (loss) per share -basic and diluted	$ (0.01)	$ 0.06	$ (0.00)	$ (0.00)
Total assets	$ 30,933,607	$ 24,646,605	$ 14,395,049	$ 13,664,945
Working capital	$ 3,804,858	$ 3,801,655	$ 6,387,964	$ 8,139,064
Flow-through obligation	$ 7,350,000	$ 5,000,000	$ 3,786,413	$ 4,892,761
Asset retirement obligation	$ 476,600	$ 340,700	$ 296,753	$ 259,777

Quarter Ended	March 31 2004	December 31 2003	September 30 2003	June 30 2003
Sales Volumes:				
Natural gas – mcf-day	270	236	222	332
Crude oil and liquids - bbls/day	60	57	49	30
Royalty income - boe/day	10	-	-	-
Average boe per day (6:1)	115	96	86	85
Financial Results				
Gross revenues	$ 477,401	$ 321,948	$ 313,557	$ 307,323
Net income (loss)	$ (180,269)	$ (146,750)	$ (60,846)	$ (621,592)
Net income (loss) per share -basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.08)
Total assets	$ 13,488,771	$ 11,050,880	$ 4,557,239	$ 4,690,791
Working capital	$ 9,100,679	$ 7,469,647	$ 1,005,985	$ 976,804

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Quarterly Comparison:

Working capital increased in the last quarter of 2003 as additional capital was raised to fund future capital projects. In the first quarter of 2004, sales volumes increased to 115 boe per day, from 96 boe per day in the fourth quarter of 2003 due to new wells at Wood River. In the third quarter of 2004, new wells at Bonanza and Berland River increased sales volumes to 139 boe per day. The fourth quarter of 2004 sales volumes increased to 238 boe per day due to the full quarter effect of the third quarter additions and new wells at Bittern Lake and Blueberry. Total assets increased in the fourth quarter of 2004 as a result of the execution of the Company's capital program. Net income of $1,299,000 was realized at the end of the fourth quarter of 2004 due to the recording of a tax benefit as a result of the issuance of flow-through shares combined with increased revenues from higher sales volumes.

During the first quarter of 2005 volumes increased 235 boe per day to 473 boe per day from 238 boe per day in the last quarter of 2004. This increase reflected a full quarter's production from Bittern Lake and Blueberry in addition to new production from Pouce Coupe and Virginia Hills in Alberta, and production from Sinclair, Manitoba and Midale, Saskatchewan. The resulting net loss at March 31, 2005 was due to lower tax recovery for the quarter and the recording of lower stock compensation costs offset by increased revenues and sales volumes.

OTHER ITEMS

Outstanding Shares, Options and Warrants:

The following table is a summary of the Company's share capital structure.

As of	March 31, 2005	May 25, 2005
Common Shares outstanding	26,541,175	26,567,450
Warrants outstanding	2,075,179	1,512,134
Options outstanding	1,730,000	1,730,000
Fully diluted	30,346,354	29,809,584

Since March 31, 2005, no options have been exercised and 26,275 warrants have been exercised for common shares of the Company at a price of $1.25 per common share. In addition 536,770 warrants expired unexercised on May 12, 2005.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Term
Options outstanding, December 31, 2004	1,730,000	$ 1.05	5.2
Options outstanding, March 31, 2005	1,730,000	$ 1.05	5.0
Options vested, March 31, 2005	828,343	$ 1.05	4.1

Management Discussion and Analysis

OTHER ITEMS

Outstanding Shares, Options and Warrants continued:

Warrants Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2004		2,344,054	$1.23
Exercised in the quarter		(268,875)	$1.25
Warrants outstanding at March 31, 2005		2,075,179	$1.25

The outstanding warrants to be exercised at March 31, 2005 are as follows:

As of March 31, 2005 Exercise Date	Exercise Price	Number of Warrants
May 12, 2005	$1.25	563,045
August 27, 2005	$1.25	1,437,134
September 3, 2005	$1.25	75,000
		2,075,179

The weighted average term of the warrants is 0.55 years.

At March 31, 2005, the Company had 2,017,584 warrants and 57,595 broker warrants outstanding. No additional warrants or options have been issued subsequent to March 31, 2005.

Additional details on the shares, options and warrants outstanding at March 31, 2005 are available in the notes to the financial statements.

Company Directors:
The following table summarizes the members of the board of directors and their committee involvement.

Director	Status	Director since	Audit Committee	Reserves Committee	Compensation Committee
E.C. (Ted) McFeely	President, CEO and Chairman of the Board	June 2001		Member	Member
Brian H. Gore	Independent Director	January 2004			Chairman
Kenneth H. Hayes	Independent Director	January 2004	Member	Member	Member
W.J. (Bill) McNaughton	Independent Director	May 2004	Chairman		
Thomas S. Bamford	Independent Director	August 2004	Member	Chairman	

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

OTHER ITEMS

Accounting Policy Changes:
There were no accounting policy changes in 2005.

The Company adopted the new Canadian Institute of Chartered Accountants Emerging Issue Committee No. 132 abstract on Share Purchase Financing (EIC-132), effective January 1, 2004. This abstract provides interpretive guidance to the accounting requirements for outstanding share purchase loans receivable. The new guidance requires that share purchase loans receivable should be presented as reductions from shareholders' equity unless there is substantial evidence that the borrower, not the Company, is at risk for any decline in the price of the shares, there is reasonable assurance that the Company will collect the full amount of the loan in cash and the loan is in accordance with current arm's length market terms and conditions. This standard also requires the loans to be treated in a manner similar to stock based compensation if the loans are reclassified to equity.

Effective March 19, 2004, the Company adopted the recommendations of the abstract issued by the Emerging Issues Committee ("EIC") 146. For all flow through offerings after this date, the Company will recognize the tax benefit realized for previously unrecognized tax assets as a result of the flow through offering on its income statement. For previous offerings, the benefit was being recognized through share capital.

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Future site restoration costs are estimated and amortized over the life of reserves. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures:
Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that cash flow from operations is a useful measure of financial performance. For the purposes of cash flow from operations calculations, cash flow is defined as "Cash flow from operating activities" before changes in non-cash operating working capital and asset retirement expenditures. The Company also presents cash flow from operations per share, whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earning per share. Cash flow from operations and funds from operations as noted in the financial statements are terms that are used synonymously.

Management Discussion and Analysis

OTHER ITEMS

Non-GAAP Measures continued:
Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per barrel of oil equivalent and is calculated in accordance with National Instrument 51-101.

Forward-Looking Statements:
The MD&A contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this management discussion and analysis.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis.

- Volatility in market prices for oil and natural gas;
- Risks inherent in our operations;
- Geological, technical, drilling and processing problems;
- General economic conditions;
- Industry conditions, including fluctuation in the price of oil and natural gas;
- Governmental regulation;
- Fluctuation in foreign exchange and interest rates;
- Unanticipated events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third party consents and approvals, when required;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this management discussion and analysis.

OPERATIONAL AND OTHER BUSINESS RISKS

Need to Replace and Grow Reserves:
The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties, and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Need to Replace and Grow Reserves continued:
The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that Grand Banks will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks:
Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Grand Banks will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recover of drilling, completion and operating cost. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Reserve Estimates:
The production forecast and recoverable estimates contained in Grand Banks' engineering report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of Paddock Lindstrom & Associates Ltd.

During the current quarter the reserve estimates were prepared internally by the Company and approved by the Reserves Committee.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated effective December 31, 2004 by Paddock Lindstrom & Associates Ltd. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Grand Banks. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices:
The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves, and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Company causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to the Company are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of Grand Banks, therefore reducing the bank credit available to Grand Banks and could require that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Operational Hazards and Other Uncertainties:
Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury. In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks will maintain liability insurance, where available, in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Company will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks which could result in reduction of the revenue received by the Company.

Competition:
There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than does Grand Banks.

Key Personnel:
The success of Grand Banks will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grand Banks. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Grand Banks will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Grand Banks Energy Corporation
2005 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Environmental Risks:
The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean up orders in respect of Grand Banks or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on Grand Banks. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

OTHER INFORMATION

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

File No. 82-3489(

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, SHAWN D. McDONALD, CORPORATE SECRETARY, ACTING AS CFO, OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 25, 2005

"signed Shawn D. McDonald"
Shawn D. McDonald
Corporate Secretary acting as CFO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 25, 2005

"signed Edward C. Mcfeely"
Edward C. McFeely
President and CEO

File No. 82-34896

Grand Banks Energy Corporation
Financial Statements
For three month interim period ended
March 31, 2005

Contents

Grand Banks Energy Corporation
Financial Statements
For the three month interim period ended March 31, 2005
(Unaudited – prepared by Management)

National Instrument 51-102 Notice

The financial statements of Grand Banks Energy Corporation ("the Company") as at March 31, 2005 have been compiled by management and approved by the Company's Audit Committee on May 25, 2005.

These financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

Grand Banks Energy Corporation
Balance Sheets
(unaudited – prepared by Management)

	March 31 2005 (unaudited)	December 31 2004
Assets		
Current		
Cash and short-term investments	$ 7,248,516	$ 6,851,635
Accounts receivable	1,217,119	852,046
Cash calls receivable	525,284	925,633
Prepaid expenses and advances	82,545	63,379
Share purchase loans receivable (Note 5)	-	213,750
	9,073,464	8,906,443
Property and equipment (Note 2)	21,860,143	15,740,252
	$ 30,933,607	$ 24,646,695
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 5,268,606	$ 5,104,788
Asset retirement obligation (Note 3)	817,300	340,700
	6,085,906	5,445,488
Shareholders' equity		
Equity instruments (Note 4)	23,979,079	18,158,542
Share purchase loans (Note 5)	(142,500)	(142,500)
Contributed surplus (Note 6)	1,215,051	1,107,221
Retained earnings (deficit)	(203,929)	77,944
	24,847,701	19,201,207
	$ 30,933,607	$ 24,646,695

On behalf of the Board:

"signed" Director
Edward C. McFeely

"signed" Director
W.J. McNaughton

The accompanying notes are an integral part of these financial statements.

Grand Banks Energy Corporation
Statements of Operations and Deficit
(unaudited – prepared by Management)

	Three months ended March 31 **2005**	2004
Revenue		
Crude oil and liquids	$ **463,916**	$ 231,270
Natural gas	**1,405,867**	164,816
Royalty income	**16,580**	37,207
Processing income	**900**	-
Interest income	**34,149**	44,108
	1,921,412	477,401
Less: royalties	**(450,550)**	(61,690)
	1,470,862	415,711
Expenses		
Accretion of asset retirement obligation (Note 3)	**16,000**	4,720
Depletion and amortization	**1,013,706**	159,680
General and administrative	**254,273**	261,801
Interest	**27,562**	43,881
Production	**333,364**	82,710
Stock compensation	**107,830**	43,188
	1,752,735	595,980
Net (loss) for the period	**(281,873)**	(180,269)
Retained earnings (deficit), beginning of period	**77,944**	(897,981)
Change in accounting policy	**-**	(23,156)
Retained earnings (deficit), beginning of period as restated	**77,944**	(921,137)
(Deficit), end of period	$ **(203,929)**	$ (1,101,406)
(Loss) per share - basic and diluted	$ **(0.01)**	$ (0.01)
Weighted average number of shares	**24,345,637**	15,908,486

The accompanying notes are an integral part of these financial statements.

Grand Banks Energy Corporation
Statements of Cash Flows
unaudited – prepared by Management)

	Three months ended March 31	
	2005	2004
Cash flows from operating activities		
Net (loss) for the period	$ **(281,873)**	$ (180,269)
Adjustments for:		
Stock compensation	**107,830**	43,188
Depletion and amortization	**1,013,706**	159,680
Accretion of asset retirement obligation	**16,000**	4,720
Funds generated from operations	**855,663**	27,319
Changes in non-cash operating working capital (Note 10)	**(690,436)**	132,022
	165,227	159,341
Cash flows from financing activities		
Share purchase loans (Note 5)	**-**	(356,251)
Issue of shares, net	**5,820,537**	2,751,307
Change in non-cash financing working capital (Note 10)	**213,750**	-
	6,034,287	2,395,056
Cash flows from investing activities		
Proceeds on disposal of property and equipment	**-**	25,000
Additions to property and equipment	**(6,672,997)**	(816,344)
Change in non-cash investing working capital (Note 10)	**870,364**	53,612
	(5,802,633)	(737,732)
Increase in cash and short term investments	**396,881**	1,816,665
Cash and short term investments, beginning of period	**6,851,635**	7,277,787
Cash and short term investments, end of period	$ **7,248,516**	$ 9,094,452

The accompanying notes are an integral part of these financial statements.

1. Description of Business

The interim financial statements of Grand Banks Energy Corporation ("Grand Banks" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the Financial Statements and the notes thereto in Grand Bank's Annual Report for the year ended December 31, 2004, except as otherwise noted.

2. Property and Equipment

March 31, 2005	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Furniture and equipment	**$ 93,249**	**$ 32,067**	**$ 61,182**
Petroleum and natural gas properties	**25,042,717**	**3,243,756**	**21,798,961**
	$ 25,135,966	**$ 3,275,823**	**$ 21,860,143**

December 31, 2004	Cost	Accumulated Depletion and Amortization	Net Book Value
Furniture and equipment	$ 86,280	$ 27,861	$ 58,419
Petroleum and natural gas properties	17,916,089	2,234,256	15,681,833
	$ 18,002,369	$ 2,262,117	$ 15,740,252

The Company excluded $3,531,000 (2004 – $4,331,000) of undeveloped properties from the depletion calculation as follows.

Unproven costs	**March 31 2005**	December 31 2004
Land	**$ 505,000**	$ 1,006,000
Geological and geophysical	**840,000**	651,000
Drilling and completion	**2,186,000**	2,674,000
	$ 3,531,000	$ 4,331,000

The Company capitalized $78,000 (2004 - $106,175) of general and administrative costs during the three months ended March 31, 2005.

The Company performed a ceiling test calculation at March 31, 2005 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	AECO Gas ($Cdn/MMBTU)
2005	42.00	0.82	6.78
2006	40.00	0.82	6.52
2007	37.50	0.82	6.26
2008	35.00	0.82	6.00
2009	33.00	0.82	5.73
2010	33.50	0.82	5.85

Escalate thereafter 2.0% per year

The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at March 31, 2005.

3. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

Asset retirement obligation	**Three months ended March 31, 2005**	Year ended December 31, 2004
Balance, beginning of period	**$ 340,700**	$ 201,100
Liabilities incurred in period	**460,600**	117,855
Liabilities settled in period	**-**	(405)
Accretion expense	**16,000**	22,150
Balance, end of period	**$ 817,300**	$ 340,700

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $1,144,000 (2004 - $571,000). The obligation was calculated using a credit-adjusted risk free discount rate 8 percent and an inflation rate of 2 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2014. No funds have been set aside to settle this obligation.

4. Equity Instruments

a) Authorized
The authorized share capital consists of an unlimited number of common shares without nominal or par value.

b) Issued and outstanding

	March 31, 2005		December 31, 2004	
	Number of Shares	**Amounts**	Number of Shares	Amounts
Balance, beginning of period	**23,272,300**	**$ 18,158,542**	15,637,033	$ 11,493,121
Issued on exercise of warrants and options (Note 4(e))	**268,875**	**336,094**	101,000	105,260
Flow-through shares issued (Note 4(c))	**3,000,000**	**5,850,000**	4,500,000	6,525,000
Issued for cash	-	-	3,034,267	2,882,554
Tax effect flow-through shares [1]	-	-	-	(2,259,000)
Share issue costs	-	**(365,557)**	-	(588,393)
Balance, end of period	**26,541,175**	**$ 23,979,079**	23,272,300	$ 18,158,542
Weighted average number of common shares			18,800,917	

(1) Calculated at an effective rate of 33.62% on renounced expenditures.

c) Flow-through share information

	March 31 2005	December 31 2004
Carried forward from prior period	**$ 5,000,000**	$ 5,695,120
Amount of flow-through shares issued	**5,850,000**	6,525,000
Expenditures incurred	**(3,500,000)**	(7,220,120)
Remaining obligation end of period	**$ 7,350,000**	$ 5,000,000

d) Stock options

As at March 31, 2005 the Company has the following stock options outstanding:

		Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, December 31, 2003		425,000	$ 1.00 - 1.15	$ 1.05
Options	- granted	1,625,000	$ 1.05	$ 1.05
	- granted	150,000	$ 1.15	$ 1.15
	- exercised	-	-	-
	- cancelled	(470,000)	$ 1.00 - 1.15	-
Options outstanding, December 31, 2004 and March 31, 2005		**1,730,000**	**$ 1.00 - 1.15**	**$ 1.05**

4. Equity Instruments - continued

d) Stock options - continued

The following table summarizes information about the stock options outstanding at March 31, 2005:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	**$ 1.00**	**$ 1.00**	**3.9 years**	**115,000**	**$ 1.00**	**2.8 years**
1,385,000	**$ 1.05**	**$ 1.05**	**5.1 years**	**663,343**	**$ 1.05**	**4.4 years**
150,000	**$ 1.15**	**$ 1.15**	**5.6 years**	**50,000**	**$ 1.15**	**4.6 years**
1,730,000		**$ 1.05**	**5.0 years**	**828,343**	**$ 1.05**	**4.1 years**

e) Warrants

As at March 31, 2005 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2004	August and September 2005	2,344,054	$1.25
Exercised during the period		**(268,875)**	**$1.25**
Warrants outstanding at March 31, 2005	August and September 2005	**2,075,179**	**$1.25**

5. Share Purchase Loans

The Company granted loans of $356,250 in 2004 for the purchase of shares to certain employees and a consultant. The loans had a six year term and bear interest at 5.75% per year, required interest only payments for the first year and are limited recourse to the shares of the Company. In February 2005 two loans totaling $213,750 were repaid in full. The remaining loans totaling $142,500 were amended by extending the term by one year, aligning interest payable to the Company's borrowing rate, and allowing interest only payments for an additional year. The loans remain limited recourse to those shares of the Company held as security. The remaining $142,500 does not meet the conditions for recognition of an asset and, therefore, have been recorded as a reduction of shareholders' equity and considered to be stock options. They are accounted for in accordance with the Company's stated policy and assumptions for stock-based compensation. The market value of the shares held as collateral for the remaining loans, based on the trading price at March 31, 2005, is approximately $210,000.

6. Contributed Surplus

	March 31 2005	December 31 2004
Balance, beginning of period	**$ 1,107,221**	$ 89,270
Stock compensation costs	**107,830**	1,017,951
Balance, end of period	**$ 1,215,051**	$ 1,107,221

7. Income Taxes

a) The effective tax rate of income tax varies from the statutory rate as follows:

	2005	2004
Combined tax rates	37.6%	39.6%
Expected income tax provision at statutory rate	$ (106,041)	$ (71,387)
Alberta royalty tax credit	(9,361)	(822)
Crown charges	114,828	14,994
Resource allowance	(68,441)	(1,288)
Stock compensation	40,566	17,102
Other	673	460
Valuation allowance	27,776	40,941
Actual income tax provision	$ -	$ -

b) At the end of the year, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	2005	2004
Cumulative Canadian development expenses	$ 3,007,000	$ 1,260,000
Cumulative Canadian exploration expenses	8,415,000	8,219,000
Cumulative Canadian oil and gas property expenses	1,734,000	1,632,000
Foreign exploration and development expenses	9,697,000	9,939,000
Earned depletion	389,000	391,000
Undepreciated capital cost	2,759,000	1,892,000
Non-capital losses carried forward for tax purposes expiring between 2005 and 2014	12,700,000	12,749,000
Undeducted share issue costs carried forward	1,148,000	966,000
	$ 39,849,000	$ 37,048,000

The tax benefit of these tax pools in excess of carrying values has not been recognized as a future asset as it does not meet the test of more likely than not realization.

c) The Company has approximately $1,497,000 (2004 - $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as it does not meet the test of more likely than not realization.

7. Income Taxes continued

d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	**March 31 2005**	December 31 2004
Property and equipment	**$ 1,433,703**	$ 2,628,794
Asset retirement obligation	**282,949**	117,950
Unused non-capital tax losses carried forward	**4,396,760**	4,485,335
Share issue costs	**397,405**	334,369
Alberta Crown royalty income	**39,958**	23,804
Unused capital losses carried forward	**129,595**	129,595
	6,680,370	7,719,847
Valuation allowance	**(6,680,370)**	(7,719,847)
Future income tax asset (liability)	**$ -**	$ -

8. Stock Compensation

The Company records stock-based compensation expense for all common share options granted to employees and directors after January 1, 2003. Common share options granted prior to January 1, 2003, did not result in a compensation expense.

The fair value of share options granted in 2004 was estimated using the Black-Scholes option pricing model with the following assumptions. No stock options were issued in the three month period ended March 31, 2005.

	2004
Dividend yield	nil
Expected volatility	0.93 – 1.05
Risk free rate of return	4.5%
Weighted average life	5 years

9. Related Party Transactions

Except as disclosed elsewhere in the financial statements the Company had the following related party transactions:

a) The Company may conduct oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

b) Included in general and administrative expenses is $12,000 (2004 - $4,000) paid for directors fees to independent directors.

c) Included in other income is $3,700 (2004 - $1,700) of interest charged on the share purchase loans (Note 5).

9. Related Party Transactions - continued

d) The Company incurred consulting fees of $32,400 (2004 - $Nil) to a company controlled by an officer for the period ended March 31, 2005.

e) The Company paid $Nil (2004 - $31,675) to a company controlled by a director and/or officer for consulting fees for the period ended March 31, 2005.

f) In February 2004, four directors and officers subscribed 1,000,000 units at $0.95 per unit in a private placement.

g) In January 2004, a resignation settlement of $132,227 was paid to the former President and CEO.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

10. Statement of Cash Flows

a) Changes in non-cash working capital balances are comprised of:

	Three months ended March 31 2005	2004
Accounts receivable and cash calls	$ **35,276**	$ 64,206
Prepaid expenses and advances	**(19,166)**	(18,867)
Share purchase loans	**213,750**	-
Accounts payable and accrued liabilities	**163,818**	140,295
Total change in non-cash working capital	**393,678**	185,634
Less amounts related to investing activities	**870,364**	53,612
Less amounts related to financing activities	**213,750**	-
	$ **(690,436)**	$ 132,022

For the three months ended March 31 cash interest paid was $171,584 (2004 - $692).

11. Subsequent Events

a) Subsequent to the quarter end 536,770 share purchase warrants expired unexercised.

b) On April 29, 2005 the Company sold producing properties for net proceeds of $1,100,000.